Form 20-F
period 2002-11-30
ROYAL OLYMPIC CRUISE LINES INC
filed 2003-06-18
CIK 1053010

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 0-29602

ROYAL OLYMPIC CRUISE LINES INC.
(Exact Name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

REPUBLIC OF LIBERIA
(Jurisdiction of incorporation or organization)

87 Akti Miaouli
18 538 Piraeus, Greece
(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act: None

        Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	NASDAQ National Market

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        As of November 30, 2002 there were 13,997,500 shares of the Registrant's Common Stock outstanding.

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

FORWARD-LOOKING STATEMENTS

        You should not rely unduly on forward-looking statements in this Annual Report. This Annual Report, including our discussion of "Liquidity and Capital Resources" in Item 5. "Operating and Financial Review and Prospects", contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terms such as "may", "will", "should", "expect", "intend", "plan", "anticipate", "believe", "estimate" "predict", "potential", "continue" or the negative of these terms or other comparable terminology.

        These forward-looking statements are only predictions. They involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating them, you should consider various factors, including the risks outlined under Item 3. "Key Information—Risk Factors", which may cause actual events or our or our industry's results to differ materially from those expressed or implied by any forward-looking statement. You should also note that our results are impacted by the following factors that are not completely within our control:

  •
  demand for our cruises,

  •
  operating expenses,

  •
  competition,

  •
  our high degree of leverage, and

  •
  general market and economic conditions.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3—KEY INFORMATION

Selected Financial Data

        The following table sets forth our selected consolidated financial and operating data at and for the years ended November 30, 2002, 2001, 2000, 1999 and 1998. The selected financial data at November 30, 2002 and 2001 and for the years ended November 30, 2002, 2001 and 2000 have been derived from our consolidated financial statements that are included in this report, and which have been audited by Ernst & Young, independent auditors. The selected financial data at November 30, 2000, 1999 and 1998 and for the years ended November 30, 1999 and 1998, have been derived from our audited consolidated financial statements that are not included in this report. You should read this selected financial and operating data in conjunction with "Operating and Financial Review and

Prospects" and the Financial Statements that we have included in this report. Dollar amounts are in thousands except per share and fleet data.

	Year ended November 30
	2002	2001	2000	1999	1998
Operating Data:
Revenues:	$127,686	$128,831	$128,159	$98,169	$125,762
Expenses:
Operating expenses	101,122	93,374	81,474	77,595	91,081
Impairment loss	984	—	—	—	—
Selling & Administrative Expenses	25,944	25,405	25,492	24,227	24,295
Depreciation	15,488	14,062	11,469	8,797	7,166

(Loss) income from operations	(15,852)	(4,010)	9,724	(12,450)	3,220
Interest expense, net	13,483	14,275	7,344	302	961
Other (income) expense(1)	(2,579)	6,093	811	(1,934)	(2,284)

Net (Loss) income before cumulative effect of accounting changes	$(26,756)	$(24,378)	$1,569	$(10,818)	$4,543

Cumulative effect (loss) of accounting changes	—	(1,098)	—	—	—

Net (Loss) income	$(26,756)	$(25,476)	$1,569	$(10,818)	$4,543

Per Share Data:(2)
Net (Loss) income from operations	$(1.13)	$(0.29)	$0.69	$(0.89)	$0.25
Net (Loss) income	$(1.91)	$(1.82)	$0.11	$(0.77)	$0.36
Common stock dividends					—
Passenger Data:
Passengers carried	152,597	146,739	122,446	99,614	132,619
Passenger cruise days(3)	961,500	933,694	774,405	636,345	819,698
Percent of total capacity(4)	83.06%	74.84%	81.15%	72%	77.54%
Vessels operated	7	8	7	7	9
Balance Sheet Data:
Cash & cash equivalents	$3,356	$4,302	$9,403	$5,274	$2,189
Property and equipment, net	458,041	333,286	312,834	15,450	141,158
Total assets	508,435	508,704	362,720	191,465	178,274
Total debt	362,981	219,353	202,719	42,697	24,527
Shareholders' equity	62,020	88,776	114,251	112,683	123,501
Capital Stock	112,004	112,004	112,004	112,004	112,004

In 2002, other income consists mainly of a $9 million shipyard compensation, reduced by interest, loss on valuation, and other rollover costs relating to financial instruments of $4.5 million, and exchange loss of $1.9 million. For 2001, 2000 and 1999, other (income) expense mainly represents the (gain) loss from the valuation of the financial instruments. For 1998, other (income) expense mainly represents the gain on the sale of a vessel.

Average number of shares outstanding were 13,997,500 for 2002, 2001, 2000 and 1999 and 12,753,233 in 1998.

Passenger cruise days represents the number of passengers carried multiplied by the number of days of their respective cruises.

4
Percent of total capacity represents the quotient of actual passenger cruise days and total capacity for all vessels. Total capacity of a vessel is the product of its passenger capacity and the number of cruising days in the period. In accordance with industry practice, a vessel's passenger capacity is calculated based on two passengers per cabin even though some cabins accommodate three or four passengers.

  Risk Factors

        You should carefully consider the risks below in connection with an investment in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem not material may also impair our business operations.

We were not in compliance with certain covenants of our loan agreements at November 30, 2002.

        As described in Note 15 to our financial statements, we were not in compliance with certain covenants of our loan agreements at November 30, 2002, but waivers have been obtained from the banks in relation to that date. We expect that additional waivers will be required for November 30, 2003, unless our debt is refinanced or sufficient new equity is injected so that we are in compliance with the existing loan covenants.

We are highly leveraged.

        As of November 30, 2002, our consolidated indebtedness was approximately $363 million and our shareholders' equity was approximately $62 million. Our substantial leverage may impact our ability to operate profitably. The degree to which we are leveraged could have important consequences to investors, including the following: (i) our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited; (ii) a substantial portion of our cash flow from operations must be dedicated to the payment of interest on indebtedness, thereby reducing the funds available to us for other purposes; (iii) we may be hindered in our ability to adjust rapidly to changing market conditions, and (iv) we may be more vulnerable in the event of a downturn in general economic conditions or in our business. Any inability to service our indebtedness or obtain additional financing, as needed, would have a material adverse effect on us.

        Our ability to comply with our financial covenants and satisfy our other debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financing, business and other factors, certain of which are beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital or restructure our debt. There can be no assurance that our cash flow and capital resources will be sufficient for payment of our indebtedness in the future. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations, and there can be no assurance as to the timing of such sales or the proceeds which we could realize therefrom.

Our cash flow and capital resources may not be sufficient for payment of our obligations.

        As a result of our highly leveraged capitalization, we may not be able to borrow additional funds from traditional lenders. In addition, our cash flow from operations may not be sufficient to enable us to meet all expenses and obligations when due. In April 2003, Silk Navigation, an indirect major shareholder, provided us with $4 million, in the form of a subordinated loan, to enable us to alleviate a liquidity problem. There is no assurance that funds from our shareholders will be available in the future. To the extent that our capital resources are insufficient to conduct operations, we could face substantial liquidity problems.

Demand for our cruises could decline as a result of war, political and civil unrest or acts of terrorism.

        We operate in waters and call on ports in geographic regions that from time to time have experienced political and civil unrest, armed hostilities, terrorism and war. Historically, international events have affected demand for cruise products and have occasionally had an adverse effect on us. Perceptions of the safety of the regions in which we operate and events like war, civil unrest and acts of terrorism will continue to adversely affect demand for our cruises. We could change the itineraries of our cruises and redeploy our ships to other regions of the world, but changes and redeployment could entail significant revenue loss and expense and increased competition. We cannot forecast the effect that any future international events could have on our business, properties, financial condition, results of operations or prospects. In particular, as a result of the recent escalation of tensions in the Middle East, we have suspended cruises to Egypt and Israel. This has prevented us from fully realizing the benefits of our two newly built ships.

        The September 11 events, uncertainty leading to the Iraq war and subsequently the SARS outbreak, resulted in a reduction in advance bookings for our cruises, as well as delays in the deployment of cruise ships for the summer season. The perception that terrorist attacks may occur can significantly decrease the demand for travel services such as those we offer.

Changes in commercial airline service or airfare increases could materially decrease demand for our cruises and have a material adverse effect on our business.

        Substantially all of our passengers depend on scheduled commercial airline service to bring them to Piraeus and the other points of embarkation for our cruises. Changes in this service as a result of strikes, airline bankruptcies, schedule changes or other events could materially adversely affect us. In addition, increases in airfare would increase the overall cost to our customers of cruising and could thus materially decrease demand for our products and have a material adverse effect on our business, results of operations and financial condition. Commercial airline service may be affected by continued concerns about terrorism, the Iraq crisis and the SARS outbreak, particularly with respect to travel originating in the United States.

We may incur significant expenses and have to take our ships out of service for extensive repairs because most of our ships are old.

        Most of our current cruise ships are significantly older than certain of our competitors' ships. In general, the expenditures necessary for maintaining a vessel in good operating condition increase with the age of the vessel. In addition, changes in governmental regulations and safety or other equipment standards may require expenditure for alterations, or the addition of new equipment, to older vessels. As a consequence, we may need to take our ships out of service from time to time in order to perform necessary repairs or modify the ships in order to meet these regulations. It is possible that our ships will require extensive repairs, which might be less likely if our vessels were newer. Extensive repairs would result in significant expense and extended periods of time during which ships were out of service. This could have a material adverse effect on our business, results of operations and financial condition.

We may lose market share as a result of strong competition and aggressive programs from other cruise lines that have more resources than we do.

        The cruise industry is highly competitive. The principal competitive factors in the cruise industry are price, reputation, product quality, itineraries and cruise marketing. We compete with other cruise lines operating in the eastern Mediterranean and lines operating in other parts of the world. In addition, like all cruise line operators, we compete for business with operators of land-based resorts and other tourist businesses. Some of our competitors in the cruise line business and in the tourist industry in general have significantly greater resources than we do and some of those competitors have undertaken aggressive programs, with newer and larger cruise ships, to expand their market share. Changes in market conditions and travel patterns and preferences could affect competition. In addition, factors like overall levels of tourism and general local and national economic conditions will affect our ability to compete for business.

The interests of our controlling shareholders may conflict with your interests.

        The majority of our common stock (51.4%) is owned by ROC Holdings, which is owned 50% by Louis Tourist Agency Ltd., controlled by Costakis Loizou, and 50% by Silk Navigation Ltd., which is beneficially owned by members of the Potamianos family. As a result, Mr. Loizou and the Potamianos family have the ability to control the Company. Circumstances could arise in which the interests of these two controlling shareholders and those of the other holders of common stock could be in conflict. In addition, a deadlock between Louis Tourist Agency and Silk Navigation with respect to the voting of the shares of our Common Stock held by ROC Holdings could have an adverse effect on the ability of our Board to function.

If we sustain significant losses of life, property or revenues for which we maintain insurance, it is possible that we may not be able to obtain sufficient insurance coverage in the future.

        The operation of any ocean-going vessel carries an inherent risk of loss caused by adverse weather conditions, environmental mishaps, mechanical failure, human error, war, terrorism, piracy, political action in various countries and other circumstances or events. Any of these events could result in loss of life or property, loss of revenues or increased costs and could adversely affect our ability to maintain insurance at commercially reasonable rates. We try to maintain the most comprehensive insurance coverage that is available at commercially reasonable rates and believe that our current coverage is adequate to protect against most of the accident-related risk involved in the conduct of our business. However, it is possible that we may not have adequately insured against all risks, that any particular claim will not be paid, or that we will not be able to procure adequate insurance coverage at commercially reasonable rates in the future. If we were to sustain significant vessel losses in the future, our ability to obtain insurance coverage could be materially adversely affected.

Increases in fuel costs, as well as currency rate and interest rate fluctuations, could have a material adverse effect on us.

        Fuel costs represent a significant portion (15% in fiscal 2002) of our operating expenses. Fluctuations in the price of fuel can have a material adverse effect on our business, results of operations and financial condition. Our fuel costs have increased, and may continue to increase, as a result of the Iraq war and the current crisis in the Middle East. We hedge against increases in fuel costs from time to time when and if we determine that hedging is warranted.

        We pay a substantial portion of our expenses (approximately $59.5 million in fiscal 2002), including the cost of supplies, in Euros. Whereas in the past our revenues were primarily in U.S. dollars, the decrease in the U.S. customer base has reduced U.S. dollar revenues significantly. As a result, fluctuations in the exchange rate of the U.S. dollar against the Euro create realized and un-realized gains and losses that may be significant.

        Our indebtedness bears interest at rates of interest based on the London Interbank Offered Rate ("LIBOR"), which changes from time to time based on market conditions. As a consequence, increases in short term interest rates will have the effect of increasing our interest expense and could adversely affect our ability to meet our debt service obligation.

Our business is seasonal, so we typically earn lower revenues and are less profitable in our first and second fiscal quarters.

        Our business is seasonal in nature. The cruise season in the eastern Mediterranean commences in March and continues through November. Although we do offer cruises in South and Central America from December to April on two of our ships (with others chartered to third party tour operators), we derive the greater portion of our revenue (92.6% in fiscal 2002) from the operation of our vessels from March to November. As a result, we have historically achieved higher revenues and improved financial results in our third and fourth fiscal quarters, and experienced lower revenues and profitability in our first and second fiscal quarters.

Compliance with increasingly stringent environmental laws and regulations is expensive and could have a material adverse effect on us.

        Changing environmental protection laws and other regulations affect the operation of our cruise ships. Compliance with these laws and regulations might entail significant expenses for ship modification and changes in operating procedures. We believe we are in substantial compliance with all applicable laws, regulations and treaties, but it is possible that the future costs of compliance with these laws, regulations and treaties will have a material adverse effect on our business, results of operations, or financial condition.

Your rights as shareholders are uncertain under Liberian law.

        Our corporate affairs are governed by our Articles of Incorporation and By-Laws and by the Business Corporation Act of Liberia. The provisions of the Business Corporation Act resemble provisions of the corporation laws of a number of states in the United States. However, while most states have a fairly well-developed body of case law interpreting their respective corporate statutes, there are very few judicial cases in Liberia interpreting the Business Corporation Act. For example, the rights and fiduciary responsibilities of directors under Liberian law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in some United States jurisdictions. This means that you may have more difficulty in protecting your interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. In addition, Liberia has experienced civil unrest and political instability in recent years. These events could materially adversely affect our legal status or your rights as shareholders.

There are some provisions in our Articles of Incorporation and By-Laws that may delay, deter or prevent a takeover, merger, change of control or similar transaction that might be beneficial to you.

        Our Articles of Incorporation and By-Laws include some provisions that may have the effect of delaying, deterring or preventing a future takeover, merger, change in control or other similar transaction unless that takeover, merger, change in control or other similar transaction is approved by our Board of Directors. This may be the case even though the transaction might offer you the opportunity to sell your shares of common stock at a price above the prevailing market price. These provisions may also make the removal of directors and management more difficult.

        Specifically, our Articles of Incorporation and By-Laws, as the case may be, provide for a classified Board of Directors serving staggered terms and certain advance notice requirements for shareholder nominations of candidates for election to our Board of Directors and certain other shareholder proposals. In addition, our Articles of Incorporation authorize our Board of Directors to issue from time to time, without the approval of shareholders, up to 5,000,000 shares of preferred stock, on any terms and with any rights, designations, preferences, qualifications, limitations and restrictions as the Board of Directors determines. Our Articles of Incorporation provide that the affirmative vote of the holders of 66 2/3% of the issued and outstanding shares of common stock is required to approve a merger or consolidation involving the company or the sale of all or substantially all of our assets. Finally, at the time of our initial public offering the Board of Directors declared a dividend of one share purchase right for each share of common stock outstanding. If triggered, the share purchase rights would cause substantial dilution to a person or group of persons (other than our existing controlling shareholders and their affiliates) that acquires more than 20% of the common stock on terms not approved by the Board of Directors.

ITEM 4—INFORMATION ON THE COMPANY

        We are the largest cruise operator in the Eastern Mediterranean, with approximately 55% of total industry berth/days capacity in 2002. We are the second largest cruise operator in the Mediterranean, with approximately 9.1% of total industry berth/days capacity in 2002. We try to create unique vacation experiences by offering destination-oriented cruises to sites of historical and cultural significance, combined with high standards of accommodation and passenger service.

        Our fleet in 2002 consisted of seven overnight cruise ships, ranging in capacity from approximately 450 to 836 passengers. From March to November, we offer cruises of three to 21 days that call on an aggregate of more than 49 destinations in the Eastern Mediterranean, with over 215 separate departures. Between December and April, we operate two ships, offering cruises from Fort Lauderdale to the Amazon and Orinoco River and South and Central America, and a third vessel is chartered to a German tour operator for cruising in the Mediterranean from Italy to the Canary Islands. A fourth vessel was chartered during the winter of 2002 in South Africa. In 2002, approximately 152,500 passengers sailed on cruises that we offered for a total of approximately 961,500 passenger days. Our vessels, all of which are Greek flagged, sailed at approximately 83% paid occupancy throughout the year.

        In the past several years we have expanded and modernized our fleet. In June 2000 we took delivery of the Olympia Voyager, a new 836 passenger cruise ship, built by Blohm + Voss in Hamburg, Germany. In April 2002 we took delivery of Olympia Explorer, a sister ship built by the same shipyard. We refer to these ships as the "Newbuildings." The Newbuildings can cruise at speeds of up to 28 knots, which is eight to 10 knots faster than most competitors' cruise ships. With the Newbuildings, we can offer itineraries that visit more ports of call and offer passengers more time to tour points of interest during the traditional seven and 11-day voyages. For example, we can offer seven-day cruises with the same destinations that we currently offer on 11-day voyages with conventional speed vessels.

  History

        In December 1995, the owners of two cruise lines, Sun Line and Epirotiki, combined operations to form a joint venture called Royal Olympic Cruises, or ROC. In January 1998, Royal Olympic Cruise Lines Inc. was formed, under the laws of Liberia, by the owners of ROC and completed its initial public offering. The principal executive offices of the Company are located at 87 Akti Miaouli, 18 538 Piraeus, Greece. Its telephone number is (30) 210 429 1000.

  Operations

  Company Fleet

        As a result of the reorganization and the public offering, each of the joint venture's two partners, Silk Navigation Ltd. (indirectly owned by the Potamianos family) and Darren Investment Limited (indirectly owned by the Keusseoglou family) held a 50% interest in ROC Holdings Ltd., which in turn held 7,197,500 shares, or 51.4% of our common stock. The remaining 6,800,000 shares were sold to the public.

        Epirotiki was founded as a cargo and passenger shipping company approximately 150 years ago by George Potamianos. Beginning in 1954, under the leadership of Anastassios Potamianos, the grandson of the founder and the father of George and Andreas Potamianos, Epirotiki focused its business on cruise ship operations and pioneered cruises in the Aegean Sea in conjunction with the Hellenic National Tourist Office. At the time ROC was formed, Epirotiki operated nine ships, including the Triton, the Odysseus and the Apollon, which we currently own, the Olympic, which we acquired and sold in 1998, and the Orpheus, which operates independently from us, but which we presently manage for a corporation indirectly owned by members of the Potamianos family. For more information, read

"Major Shareholders and Related Party Transactions". The late Charalambos Keusseoglou and Isabella Keusseoglou founded Sun Line in 1958 to operate luxury cruises in the Aegean Sea. At the time of the formation of ROC, Sun Line operated three ships from its base in Piraeus, Greece, including the Stella Solaris and Stella Oceanis, which we currently own.

        Following the commencement of operations in the Aegean Sea, each of Epirotiki and Sun Line expanded to operate cruises in other parts of the world. In the 1960's, both Epirotiki and Sun Line began offering Caribbean itineraries and Epirotiki was one of the first cruise companies to offer cruises to Alaska. Beginning in 1975, Sun Line pioneered cruises to Mayan sites and in the 1980's was the first cruise line to offer cruises along the Amazon River. In 1994 and 1995, Epirotiki operated as part of a joint venture between Epirotiki's owner and Carnival Cruise Lines. This joint venture was terminated in April 1995 prior to the formation of ROC.

        On December 22, 1999, Louis Cruise Lines Limited, a publicly-traded Cypriot company, controlled by Mr. Costakis Loizou, acquired a 70% interest in the share capital of ROC Holdings Inc. Darren Investment sold its entire 50% interest in ROC Holdings and Silk Navigation sold 40% of its interest in ROC Holdings (i.e., 20% of the total) to Louis Cruise Lines. In February 2002, Louis Cruise Lines transferred its interest in ROC Holdings to Louis Tourist Agency Limited, its controlling shareholder.

        On April 25, 2002, Silk Navigation reacquired 20% of ROC Holdings from Louis Tourist Agency. As a result, as of the date of this report, Silk Navigation and Louis Tourist Agency each hold a 50% interest in ROC Holdings. See "Major Shareholders and Related Party Transactions".

        We operated seven ships between March and November 2002, two of which we also operated between December 2001 and March 2002. We offer overnight itineraries ranging from three to 21 days. The following table presents summary information concerning our current fleet.

Vessel	Passenger Capacity	Primary Areas of Operation	Year Built/Refurbished[1]
Odysseus	400	Eastern Mediterranean, Baltic Sea	1962/1988
Stella Solaris	610	Eastern Mediterranean, Black Sea, Caribbean, Amazon, South America (No trade in 2002)	1953/1972
Stella Oceanis	294	East Mediterranean (No trade in 2002)	1965
Triton	670	Eastern and Western Mediterranean	1971
Olympia I	1,050	Aegean (No trade in 2001 and 2002)	1953
World Renaissance	480	Eastern Mediterranean	1965
Olympia Countess	800	Eastern Mediterranean	1976
Olympia Voyager	836	Eastern Mediterranean, Amazon, Orinoco & Central America	2000
Apollon	800	On charter to an unaffiliated cruise Operator in 2001 — No trade in 2002	1961/1999
Seawing	780	On charter to Airtours Plc	1971/1995
Olympia Explorer	836	Eastern Mediterranean, the Caribbean, Central and South America	2002

1
A refurbishment is an extensive reconstruction or major renovation of staterooms, public areas and mechanical equipment.

        The Odysseus was built in 1962 by Society Espanola Shipyard (Spain) and was refurbished when it was acquired by Epirotiki in 1988. It has a passenger capacity of 400 passengers and primarily operates in the Mediterranean and the Baltic from March to November and in South and Central America from December to February. The Odysseus features an outdoor pool, jacuzzis, a hospital, a fitness center and spa, a beauty shop, a showroom, four bars and lounges, a casino, shops, a library and a child care program. Over 90% of the cabins on board the Odysseus are outside cabins.

        The Stella Solaris was built in 1953 by Ateliers Chantiers de France (France) and was acquired by Sun Line in 1970 and refurbished in 1972. It has a passenger capacity of 610 passengers and operates in the Mediterranean from March to November and in South and Central America from December to February. The Stella Solaris features two outdoor pools, a fitness center and a spa, a beauty shop, a cinema, a disco, a hospital, showrooms, four bars and lounges, a casino, shops, two libraries and a child care program.

        The Stella Oceanis was built in 1965 by Cantiere Riuniti Trieste (Italy) and was acquired by Sun Line in 1967. It has a passenger capacity of 294 passengers and primarily operates in the Mediterranean. The Stella Oceanis features an outdoor pool, a fitness center, a hospital, three bars and lounges, shops, a library and a card room.

        The Triton was built in 1971 by Rotterdamsche Dry Dock (Holland) and was acquired by Epirotiki in 1992. It has a passenger capacity of 670 passengers and primarily operates in the Mediterranean. The Triton features an outdoor pool, a fitness centre, a hospital, a beauty shop, a showroom, four bars and lounges, a casino, shops, a library and a child care program.

        The Olympia I was built in 1953 by Ansaldo S.p.A. (Italy). It has a passenger capacity of 1,050 passengers. In fiscal 2002 this vessel was not operated. The Olympia I features three restaurants, lounges, an outdoor pool, two show lounges, shops and large deck areas. The Company acquired the Olympia I in 1997 from an affiliate for the assumption of $5.0 million of debt respecting such vessel.

        The World Renaissance was built in 1965 by Chantiers de l'Atlantique (France). We acquired it in 1997 from PT Awani Modern Group for $14.0 million. The World Renaissance has a passenger capacity of 480 and features bars, lounges, two outdoor pools, show lounges, a dining room, a disco, a fitness center, a hospital, a beauty salon and shops.

        The Olympia Countess (formerly, the Cunard Countess) was built in 1976 by Burmeister and Wain (Denmark). We acquired it in 1997 from PT Awani Modern Group for $32.0 million. The Olympic Countess has a passenger capacity of 800 and features lounges, an outdoor pool, large deck areas, a golf driving range, shops, four bars, a casino, a show lounge, a disco, a fitness center, a beauty salon, a hospital, two lounges, a library, a card room and a dining room.

        The Olympia Voyager was delivered from the Blohm + Voss Shipyard in Hamburg on June 15, 2000 and christened on June 22 by His Excellency the President of the Hellenic Republic, Mr. Constantinos Stefanopoulos, and immediately began her Mediterranean cruises. The vessel, which cost DM305 million to build, has a passenger capacity of 836 and features bars, lounges, an outside pool, show lounges, a discotheque, a fitness center, a hospital, a beauty salon and shops. The ship has a cruising speed of 28 knots, making her one of the fastest cruise ships presently operating.

        In February 1998, we acquired the Apollon from Marianne Shipping Inc., a corporation owned by members of the Potamianos family. It has a passenger capacity of 800 and features bars, lounges, an outdoor pool, show lounges, a dining room, a disco, a fitness center, a hospital, a beauty salon and shops. The Apollon was refurbished with approximately $12.0 million of the proceeds from our 1998 initial public offering of common stock. The vessel had been chartered for five years (through 2002) to Direct Aviation Ltd. (U.K.), which is a subsidiary of Airtours Plc, for the summer seasons for periods of 210 days per year, except for 1998 when the lease period was 191 days. However, in 2000 Airtours did not use the vessel, paying us $9.0 million in compensation. In January 2001, we and Airtours mutually agreed to cancel the remaining two years of the Apollon charter. We operated the Apollon in the Mediterranean during the 2002 summer season on three and four day cruises from Piraeus to the Greek Islands. See "Major Shareholders and Related Party Transactions".

        The Seawing was constructed at the Cantieri Navale del Tirreno et Riuniti shipyard in Italy in 1971, and was extensively refurbished in 1995. The vessel has a lower berth capacity of 784 beds and features an outside swimming pool, bars, a dining room, fitness and beauty center, disco, a hospital, shops and a casino. In January 2001, we entered into an agreement with Airtours pursuant to which Airtours would bareboat charter the Seawing to us for four years and would time charter the ship back for 240 days per year for five years. The Airtours charter is a full time charter with all onboard services and revenues for our account. At the end of the fourth year, we have the option to purchase the vessel for a nominal sum.

        The Olympia Explorer, the second of our two new 836 passenger cruise ships built by Blohm + Voss in Hamburg, Germany, was delivered on April 25, 2002. The Olympia Explorer, like her sister ship, Olympia Voyager, our first Newbuilding, is able to cruise at speeds of up to 28 knots, which is eight to 10 knots faster than most conventional cruise ships. Blohm + Voss is an experienced designer and builder of ships.

        Although Blohm + Voss was supposed to deliver the second Newbuilding on April 27, 2001 and the ship was to commence operations in May of 2001, we did not accept delivery of the ship from Blohm + Voss until some improvements were made to the vessel to ensure that the quality of the product offered to our passengers was of the highest standard. After resolving all significant issues between us, we took delivery of the ship from Blohm + Voss in April 2002, and it commenced operations in May. As part of our agreement, Blohm + Voss provided us a $6.0 million loan facility and also agreed to participate in the consortium financing in respect of the Olympia Explorer.

        The speed of the Newbuildings allows them to visit more ports of call within the same time periods currently offered. It is possible, for example, to schedule a seven day cruise commencing in Venice that will visit the Greek Islands and Istanbul and return, which would not be feasible with a conventional speed cruise ship. Currently, many passengers seek a seven or 11-day cruise and the Newbuildings provide them the opportunity to cover more of the main destinations and sites of the region within the traditional time frames. The faster cruising speed of the Newbuildings also allows us to introduce innovative itineraries during the winter months in America, where the distances between destinations are even greater than in the Mediterranean. In addition, since the Newbuildings can get from one destination to another more quickly than conventional cruising ships, passengers have more time in port to tour the destinations. Like our other vessels, the capacity of the Newbuildings is smaller than that of vessels that some of our larger competitors operate, some of which carry in excess of 2,000 passengers. This is consistent with our strategy of offering more intimate cruises, with no more passengers than can practically disembark and tour the smaller and more picturesque Greek islands (such as Mykonos and Santorini) currently included in our itineraries.

  Itineraries

        In 2002 we offered approximately 203 departures in the summer and approximately 12 departures in the winter. In total, we offer more than 68 different cruise itineraries, ranging from three to 21 days calling at over 75 destinations on five continents. Our summer itineraries include the eastern Mediterranean (Greece, the Greek Islands and Turkey) the western Mediterranean (Italy, France and Spain), western Europe (Portugal, France and Britain). Winter itineraries in South and Central America include the Amazon River, Mexico, Ecuador, Peru, Chile, Argentina and Brazil. In addition, we offer trans-Atlantic cruises with calls in the Mediterranean, the Caribbean and South America.

        In recent years, we offered voyages from Argentina to Chile via the Straits of Magellan, cruises in the Baltic and Black Seas and up the Norwegian fjords and "theme cruises" based upon religious destinations, solar eclipses, and other events.

        We offer "tour" packages, which include airfare and land-based accommodations in addition to the cruise, and "cruise-only" packages. Prices vary depending on the type of package, as well as the size and location of the cabin, the itinerary and the time of year that the sailing takes place. The cruise price includes shipboard accommodations and all meals, services and entertainment provided on board. Drinks, gift shop purchases, shore excursions and other similar personal expenses are not included in the cruise price.

        The following table summarizes our 2001/2002 and 2002/2003 itineraries:

Vessel(s)	Cruise Length	Destinations	Cruising Dates
Winter 01/02
Olympia Voyager	11-17 days
		Amazon/Orinoco Caribbean Southbound, including the ports of Fort Lauderdale, Houston, San Juan, Tortola, Barbados, Amazon/Orinoco River and Manaus. Amazon Caribbean North-bound, including the ports in various cities in Brazil and Trinidad, Martinique, St. Thomas	Dec.-June
Triton	Charter	Various seaports in Western Mediterranean, Canary Islands and Caribbean islands	Nov.-May
Transatlantic Cruises
Olympia Voyager	7 days	Ports in Italy, Greece, Spain, France, Morocco, Portugal	Nov.-Dec. Mar.-Apr.
Summer 2002
Olympia Countess	3,4 days	Aegean Discovery Aegean Classic	May-Oct.
W. Renaissance	3,4 & 7 days	Aegean Discovery Aegean Classic Golden Fleece	Mar.-Oct.
Odysseus	7 days	Treasures of the Mediterranean	May-Oct.
Triton	7 & 10 days	Mediterranean Dream	May-Nov.

Olympia Voyager	7 days	Golden Fleece Mayaribean—(Golverstone Texas)	June-Nov.
Olympia Explorer	7 days	Grand Aegean/Grand Adriatic	July-Nov.
Seawing	Charter	Cyprus and Greek Islands
Winter 02/03
Seawing		Far East	Dec.-Apr.
Olympia Voyager		same as 01/02	Dec.-Apr.
Olympia Explorer		Round South America	Dec.-Apr.
Olympia Countess		Round Africa	Nov.-Apr.

  Sales and Marketing

  General

        Our 25 person Sales Department (including Reservations Department) stationed in Piraeus, Greece, and our sales offices in New York (with 30 employees plus 3 independent and 5 salaried sales people), London (with 7 employees) and Paris (with 10 employees) coordinate our sales and marketing efforts. We also have a sales office in Rome with 4 employees, which is a joint venture with an independent travel agent, and 24 general sales agents around the world. Our 2002 marketing and sales budget was approximately $9 million. We print colorful brochures describing our winter and summer itineraries in English, French, German, Greek, Italian, Dutch, Portuguese, Spanish, Turkish and Japanese, with folders also printed in Chinese and Russian. In addition, we advertise our cruises in major print and broadcast media around the world, and maintain a site on the Internet's worldwide web describing ourselves, our vessels and our various itineraries. We are an official sponsor of the Hellenic Olympic Committee and plan to offer Olympic-themed cruises in the two years leading up to the 2004 Olympics in Athens.

        In all of our advertising material, we market our cruises as innovative, destination-oriented cruises aboard a fleet of intimate, medium-sized vessels. We position our cruises as a high-quality product with personal, friendly service in a relaxed atmosphere. Our target customer is the middle-aged, more educated and discerning traveler who seeks a vacation that is both luxurious and intellectually satisfying.

        We market our cruises through independent travel agents, tour operators and, to a lesser extent, charters offered directly to groups and organizations and direct sales to customers. Because few passengers purchase a cruise to the Mediterranean, Europe or South and Central America at the last minute, we depend on travel agents and tour operators to promote our cruises in advance. The number and variety of our regularly scheduled cruises allows travel agents and tour operators flexibility and certainty in designing their travel plans.

        On occasion, we may charter an entire cruise to a single customer, who then arranges for the passenger bookings. This type of customer includes educational and social organizations, like the Smithsonian Institute, the Metropolitan Museum, the Museum of Natural History, the Harvard Club and corporations, including Toyota and General Electric.

  Travel Agent Support

        Travel agencies normally receive a commission of 10% to 20% on each sale based on the number of bookings. Travel agents also book large groups well in advance of the departure dates, at which time we receive partial payments.

        We believe that maintaining personal contact with travel agency owners, managers and front line retail agents is essential to building and maintaining travel agency awareness of our products and maintaining loyalty. No single travel agency accounted for more than 4.3% of our revenues in fiscal 2002. Our sales staff communicates with travel agents and encourages promotion of our products by advertising in the principal weekly and monthly travel agency publications.

        We have implemented several programs to maintain and further our relationship with travel agencies, including preferential commission plans, which allow higher commissions for greater sales volume and are designed to enable travel agents that produce substantial bookings of cruises with us to maximize their earnings.

  Tour Operators

        We received approximately 43% of our fiscal 2002 ticket revenues from tour operators. Tour operators purchase large blocks of bookings and resell them to travelers as part of packages that may include airfare, accommodations and land-based travel. Sales to tour operators, which are generally made well in advance of the cruising season, are important in that they provide us an early indication as to whether scheduled cruises will have the necessary minimum number of passengers. Major tour operators book large numbers of berths from nine to 12 months in advance of the cruise season that they resell as part of tour packages that can include airfare, accommodations and land-based travel. These early reservations are not binding, but they enable us to project berth availability and to implement marketing strategies designed to sell the remaining cabin space.

        We believe that our wide and reliable selection of departure dates and cruise lengths offers tour operators great flexibility in assembling a detailed tour package. No single tour operator accounted for more than 4.3% of our ticket revenues in fiscal 2002.

  Repeat Passengers

        Marketing to repeat passengers is an important element of our strategy. We add each cruise passenger to our extensive mailing list. They receive periodic mailings of brochures, information about upcoming cruises and special offers. In 2002, passengers who had previously sailed on cruises with us represented approximately 19% of total bookings, approximately 20% of the bookings on our cruises of seven days or longer in the eastern Mediterranean and approximately 26% of the bookings on our cruises of 10 days or longer in South and Central America, such as the Amazon, Christmas and Mayan Equinox cruises.

  Ship Operations and Vessel Management

  Shipboard Activities

        Our hotel department coordinates all shipboard activities for passengers. Our ships offer a wide variety of shipboard activities, services and amenities, including swimming pools, sundecks, beauty salons, exercise facilities, gaming facilities (which operate while the ships are at sea), lounges, bars, entertainment and retail shopping. Each cruise features one or more formal and/or semi-formal dinners, and one night on each cruise is "Greek Night" when members of the crew entertain passengers with traditional Greek music and entertainment.

        A unique and essential element of each cruise is the packaged excursion at each port of call. We market our cruises in part based on the destinations, and almost all passengers generally disembark at each port to visit the sites. We make arrangements for local transportation, tour guides, admission prices and meals in connection with the onshore excursions. Sales of packaged excursions are an important source of additional revenue. We also realize additional revenue from gaming, the sale of alcoholic and other beverages and the sale of gift shop items. Some onboard activities, primarily the shops, casinos and photographic studios are operated by independent concessionaires. Since March 2001, Louis Duty Free Shops Ltd., an affiliate of Louis Cruise Lines, has held the concession to operate the duty free shops on all of our vessels.

  Marine Operations Department

        Our Marine Operations Department has overall responsibility for the safe and smooth operation of our ships. The Marine Operations Department is responsible for the hiring and training of each ship's officers and crew, the operation of each ship in compliance with Greek and international shipping rules and regulations, the purchase of bunkers (i.e., fuel), and arrangements through local agents for each ship's arrival in its many ports of call. Our vessels fly the Greek flag and our crews are required to be predominantly Greek.

  Technical Department

        Since February 2000, Liger Marine Consultants Ltd. has acted as consultants to oversee the management of our Technical Department.

        Our Technical Department works in conjunction with the Greek shipping authorities, representatives of the classification societies and insurers to develop and implement a comprehensive schedule of ongoing maintenance providing for regular checking, upgrading and replacement of every component of the ship. Each ship annually undergoes a period of five to seven days of inspection, routine maintenance and necessary repairs.

  Suppliers

        Our largest purchases are food and related items, bunkers, advertising, hotel supplies and products related to passenger accommodations. Our largest operating expenses other than crew wages are purchases of food, fuel and, especially for fiscal year 2002, the lay-up and drydocking expenses, which have exceeded the regular range and have reached $10.3 million due to the continued upgrade of our recently acquired vessels. Most of the supplies we require are available from numerous sources at competitive prices. From time to time, we hedge against volatility in the price of fuel by purchasing forward contracts. We purchase all supplies subject to periodic competitive bidding. None of our suppliers provided goods or services representing in excess of 6.0% of our revenue in fiscal 2002.

  Insurance

        Liability coverage for shipowners, commonly referred to as protection and indemnity insurance, or P&I, is available through mutual insurance associations. Each of these associations participates in and is subject to rules issued by the International Group Protection and Indemnity Associations. Third-party liabilities covered by this insurance include, among other things, cruise member and passenger claims for personal injury and claims related to oil pollution. We maintain protection and indemnity insurance on each of our ships through membership in the West of England Protection & Indemnity Club, and the Steamship Mutual Protection & Indemnity Club.

        We presently maintain insurance covering the hull and machinery of each of our ships through Cambiaso Risso & C. in Genoa, Italy in an amount related to the ship's value as well as business interruption insurance covering situations in which a ship is unable to operate during scheduled cruise periods due to loss or damage.

        We have achieved significant reductions in our P&I and hull and machinery insurance premiums with the assistance and good record of Louis Cruise Lines and the pooling of the two companies' fleets.

        We maintain war risk insurance on each ship through the London Market. This coverage includes physical damage to the ship and protection and indemnity risk related to war-related incidents. This coverage is excluded from hull and machinery policies by reason of war exclusion clauses, while under P&I coverage, this coverage is in an excess layer only.

        We maintain insurance coverage for shore side property, shipboard consumables and inventory and general liability risk with insurance underwriters in the United States and the United Kingdom.

        All insurance coverage is subject to certain limitations, exclusions and deductible levels. Premiums charged by insurance carriers, including carriers in the maritime insurance industry, increase or decrease from time to time and tend to be cyclical in nature. Our insurance premiums follow the cyclical movements in the insurance industry. We historically have been able to obtain insurance coverage in amounts and at premiums we have deemed commercially acceptable, and we believe that our insurance is adequate to protect us against most losses. We believe, based on our experience, that we will be able to continue to obtain sufficient insurance coverage at commercially reasonable rates.

  Trademarks

        We currently have two trademark applications pending relating to the name ROYAL OLYMPIC CRUISES. We filed one application with the Greek Registration Authority (Ministry of Commerce) and the other with the European Union's Office for Harmonization in the Internal Market (Trade Marks and Designs) in Alicante, Spain. Our logo is a combination of the logos that Epirotiki and Sun Line formerly used, and that the Potamianos and Keusseoglou families, respectively, still own. The owners of the individual family logos have licensed them to us for use in the combined form pursuant to a perpetual, royalty-free license. However, we cannot further transfer our rights in the logo, and these rights would revert to the owners upon our bankruptcy or dissolution.

        United States Federal law grants to the United States Olympic Committee the exclusive right to the word "Olympic" and certain variations of that word in the United States. The law could be construed to preclude the use of the word by us in trade or business in the United States. The United States Olympic Committee have challenged our use of our name, and have requested that we replace the word "Olympic" in our name with "Olympia". We agreed to name the Newbuildings Olympia Explorer and Olympia Voyager, rather than Olympic Explorer and Olympic Voyager as originally intended.

  Competition

        We compete with other cruise line operators offering similar itineraries, as well as with those cruise lines whose marketing focus is on the amenities of the ships, rather than the destinations. In addition, like all cruise line operators, we compete with other vacation alternatives, such as holiday packages (resort hotels) and cultural destinations.

        Currently, approximately six other companies offer a variety of ten or more cruises annually with Mediterranean itineraries (other cruise lines offer cruises with only a limited number of stops in the area). The repeal of the cabotage rules for European Union flagged cruise ships on January 1, 1999 has lead to increased competition in our market by allowing these competitors and others to offer itineraries similar to ours.

        Based on passenger capacity, we are currently the second largest operator in the Mediterranean with 1,247,000 berth/days, approximately 9.1% of overall 2002 capacity in this area. The largest operator in the Mediterranean is Costa Crociere SpA ("Costa"), with approximately 15.0% of overall 2002 capacity. Costa is owned by Carnival Corporation, which also operates Carnival, Holland America Cruise Lines and Cunard Lines.

        We also compete with Carnival, Festival Cruises, Mediterranean Shipping Cruises Limited, P&O Cruises Limited and Celebrity Cruises in the Mediterranean market. Our major competitors for winter cruises in Central and South America are Holland America and Costa. We compete based on the quality of our service, the popularity of our destinations, the friendly environment on the vessels and, to a lesser degree, on the competitiveness of our pricing.

        Cruise line operation is a service-oriented business and we believe that our high percentage of repeat business (an estimated 19% of our passengers in fiscal 2002 had previously sailed with us) is indicative of our ability to compete in our markets.

  Regulation

        We are subject to various Liberian, Greek, United States and international laws, regulations and treaties.

        Each of our ships is registered in Greece and is thus subject to Greek regulations, as well as regulations issued pursuant to international treaties governing the safety of ships and their passengers. The Greek shipping authorities conduct periodic inspections to verify compliance with these regulations.

        Until January 1, 1999, Greek legal requirements known as the "cabotage rules" precluded non-Greek flagged vessels from conducting cruises calling at Greek islands if the ports of embarkation and final disembarkation were Greek ports. As a result, we were the only major cruise operator entitled to begin and end cruises that included Greek islands in Piraeus. However, because our ships sail under the Greek flag, our crews were required to be predominantly Greek. As a result, our crew costs were significantly higher than those of some of our competitors whose ships sail under flags of countries that allow crews to include non-union foreign nationals. The Greek cabotage rules with respect to cruise ships that fly the flag of a member of the European Union were repealed on January 1, 1999.

        On December 18, 1998 the Greek Ministry of Merchant Marine issued instructions (No. 1151.65.1.98.4.8.98) to all Greek Port Authorities and Coast Guard that under their interpretation of the European Union regulations concerning manning, any ship registered over 650 tons, sailing under a European Union flag and operating cruises with embarkation and disembarkation in Greek ports would have to strictly follow the Hellenic Rules concerning manning. These rules require a minimum number of Greek or other EU nationals among the crew who must be paid according to the Greek Collective Agreement.

        As a result, a non-Greek European Union vessel will incur substantially the same crew cost as would a Greek flag vessel sailing these routes. Thus, under this interpretation by the Greek Ministry, non-Greek flag vessels will not achieve any competitive advantage as a result of the repeal of the cabotage rules.

        Our ships are required to comply with international safety standards adopted by the International Maritime Organization, or the IMO, an agency organized by the United Nations whose purpose is to develop international regulations and practices, as part of the Safety of Life at Sea Convention, or SOLAS. SOLAS standards impose a variety of structural standards designed to improve passenger safety, including SOLAS fire safety standards.

        Many countries have ratified and agreed to follow a stringent liability scheme concerning oil pollution adopted by the IMO, which among other things, imposes strict liability for pollution damage subject to certain defences and to certain monetary limits, which monetary limits do not apply where the spill is caused by the owner's actual fault or privity with the offending party, or by the owner's intentional or reckless conduct. In jurisdictions that have not adopted the IMO oil pollution liability scheme, various regional, national or local laws and regulations govern.

        The Olympia Voyager calls at United States ports and, therefore, is subject to United States federal and state laws and regulations regarding environmental protection. We have obtained a Vessel Certificate of Financial Responsibility from the United States Coast Guard demonstrating our ability to address liability under the Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act.

        The operation of our vessels is affected by the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, which requires shipowners and bareboat charterers to develop an extensive Safety Management System, which includes policy statements, manuals, standard procedures and lines of communication. Noncompliance with the ISM Code could subject the shipowner or bareboat charterer to increased liability and may lead to decreases in available insurance coverage for affected vessels, denial of permission to enter ports or detention by port authorities. We and each of our vessels are ISM certified.

        Our vessels must also meet technical and safety requirements imposed by Lloyd's Register and Germanischer Lloyd Societies, the classification society to which each vessel belongs, and the country of each vessel's flag. We believe that we are in substantial compliance with all of these technical and safety requirements.

        Collectively, these environmental laws, regulations and treaties impose a variety of requirements upon us. We believe we are in material compliance with all applicable laws, treaties and regulations and have all licenses necessary to the conduct of our business, but it is possible that the future costs of compliance with these laws, regulations and treaties will have a material adverse effect on our business, results of operations, or financial condition.

Organizational Structure

        We are owned 51.4% by ROC Holdings, 50% of which is owned by Louis Tourist Agency Limited and 50% of which is owned by Silk Navigation Ltd. We have the following subsidiaries:

Company Name	Country of Incorporation	Registered Office	Vessel
Ship-owning Companies
Gallery Navigation Ltd.	Liberia	80 Broad Street, Monrovia/Liberia	n/a
Greek Company Diepirotikon Grammon S.A.	Greece	87 Akti Miaouli, Piraeus, Greece	Odysseus
Valentine Oceanic Trading Inc.	Liberia	80 Broad Street, Monrovia/Liberia	Triton
Caroline Shipping Inc.	Liberia	80 Broad Street, Monrovia/Liberia	Stella Solaris
Simpson Navigation Ltd.	Liberia	80 Broad Street, Monrovia/Liberia	Stella Oceanis
Royal World Cruises Inc.	Liberia	80 Broad Street, Monrovia/Liberia	Olympia Explorer
Olympic World Cruises Inc.	Liberia	80 Broad Street, Monrovia/Liberia	Olympia Voyager
Solar Navigation Corporation	Liberia	80 Broad Street, Monrovia/Liberia	Olympia Countess
Ocean Quest Sea Carriers Ltd	Liberia	80 Broad Street, Monrovia/Liberia	World Renaissance
Athena 2004 S.A.	Liberia	80 Broad Street, Monrovia/Liberia	Apollon
Freewind Shipping Company	Liberia	80 Broad Street, Monrovia/Liberia	Olympia I
Bare Boat Chartering Company
East Ocean Shipping Corp.	Liberia	80 Broad Street, Monrovia, Liberia	Seawing
Sales Representative Companies
RO Cruises, Inc.	U.S.A.	805 Third Avenue, New York, NY 10022-7513	n/a
ROC Lines Limited (formerly Epirotiki Cruise Line (London) Limited)	U.K.	1 Snow Hill, London, EC1A2EN	n/a
Eurocroisieres Sarl Paris	France	5, Boulevard des Capucines 75002 Paris	n/a
Management Company
Royal Olympic Cruises Ltd.	Liberia	80 Broad Street, Monrovia, Liberia	n/a

Property

        We lease facilities with a total area of 4,910 square meters in Piraeus from related parties. This space includes our administrative and management operations office and warehouses. The lease agreements are for terms ranging from two to six years.

        We also lease the following office space for our affiliated offices in New York, London and Paris:

  •
  1,129 square meters in New York—monthly rent approximately $37,000.

  •
  91 square meters in London—monthly rent approximately $3,000.

  •
  160 square meters in Paris—monthly rent approximately $3,800.

        Rent expenses under all operating leases were approximately $890,000 for 2002.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

        You should read the following discussion and analysis in conjunction with our financial statements, including the notes to the financial statements, and the other financial information we have included in this report. The words "we" and "our" in the following discussion include our consolidated subsidiaries.

        Basis of Presentation

        We earn revenues primarily from the following:

  •
  sale of passenger tickets;

  •
  sale of tour package excursions;

  •
  sale of goods and services onboard our cruise ships, such as duty free sales, casino gaming, liquor and gift shop items;

  •
  sale of trip cancellation insurance and medical insurance;

  •
  port charges paid by passengers; and

  •
  chartering of vessels to various groups and organizations.

        We derive passenger ticket revenues primarily from the sale of cruise vacations which entitle the customer to passage on one of our cruise ships and provide for accommodations, meals, and on-board entertainment, and in some cases, transportation to and from the point of embarkation/disembarkation. A number of factors affect passenger ticket revenues, including the number of passengers we carry, ticket prices and the number of passenger berths available. The number of passenger berths available in any particular time period is primarily determined by the composition of our fleet and by dry-docking and lay-up schedules.

        Revenues are affected by the number of "cruising days" and "passenger cruise days" in a period. Cruising days are the actual days during which a vessel is cruising with passengers onboard. Passenger cruise days represent the number of passengers carried multiplied by the number of cruising days of their respective cruises. For instance, 400 passengers on a seven day cruise would be 2,800 passenger cruise days.

        Our operating expenses include transportation and lodging (airfare, hotel and transfer costs), cost of goods we sell onboard the cruise ships and all shipboard operating expenses, including food, fuel, port charges, crew wages and benefits, cabin consumables, entertainment, ship insurance expenses and ship maintenance expenses. Air transportation and hotel lodging expenses vary depending on the number of passengers that make their air and hotel arrangements through us. Travel agency commissions, passenger food and port charges generally vary directly with the number of passengers. Most of the shipboard operating expenses are fixed on a monthly, yearly or voyage basis. Fuel costs comprised approximately 15% of operating expenses in fiscal 2002, 19% of operating expenses in fiscal 2001 and 17% of operating expenses in fiscal 2000.

        Our selling and administrative expenses include:

  •
  marketing activities, including media advertising, brochures and promotional materials;

  •
  selling expenses; and

  •
  general and administrative expenses, including all shore-side activities such as reservations, inventory control, air transportation, co-ordination, human resources, finance, information technology, purchasing and various ship-related activities, including marine technical support and hotel operations co-ordination.

        Other income (expense) is comprised of any gain (loss) on the valuation of financial instruments, any foreign currency exchange gains (losses) and any gain (losses) on the sale of vessels.

        Results of Operations

        The following table presents our statement of operations data as a percentage of total revenues:

	Fiscal Year 2002	Fiscal Year 2001	Fiscal Year 2000
Revenues	100%	100%	100.0%
Operating expenses	79.20%	72.48%	63.57%
Impairment loss	0.77%	—%	—%
Selling and administrative expenses	20.32%	19.72%	19.89%
Depreciation	12.13%	10.92%	8.95%

Operating income	(12.41)%	(3.11)%	7.59%
Interest	10.56%	11.08%	5.73%
Other (income) expense	(2.02%)	4.73%	0.63%
Cumulative effect of accounting changes	—%	(0.85)%	—%

Net (Loss) income	(20.95)%	(19.77)%	1.22%

Fiscal 2002 and Fiscal 2001

        Revenues.    Revenues decreased by $1.1 million or 0.89% from $128.8 million in 2001 to $127.7 million in 2002. This was due to a number of reasons. The Company obtained substantial revenues in 2001 results from the charter of three vessels at the time of the G8 conference held in the summer of 2001. This generated substantial revenues for the Company in 2001. In addition, the Stella Solaris did not operate in 2002 (it had operated for 6 months in 2001). This was partially offset by the operation of Olympia Explorer for a half year in 2002 (launched May 2002) and the operation of more vessels in the winter of 2002(2 operating and 2 under charter) than in 2001 (1 operating and 1 under charter).

        Operating Expenses.    Operating expenses increased by $7.7 million or 8.3% from $93.4 million in fiscal 2001 to $101.1 million in fiscal 2002. As a percentage of revenues, operating expenses increased from 72.5% to 79.2%. These increases primarily resulted from additional layup/dry-dock expenses in 2002, increased port charges and increased insurance. Lay-up and dry-dock expenses increased by $1.8 million to $10.3 million in fiscal 2002 from $8.5 million in fiscal 2001. This was mainly due to the fact that in 2002, for certain vessels, a new dry-docking was scheduled, one year after the previous one, and thus, we had amortized dry -dock expenses for those vessels over one year in 2002, compared to two years in 2001. Furthermore, in 2002, a write down of spare parts of $2.6 million was effected as a result of reviewing spare parts inventory.

        Impairment loss.    During 2002, Royal Olympic Cruises evaluated the ongoing values of the current fleet, whereby vessels book values are required to be justified in terms of their future cash flows. As a result of such evaluation, one vessel previously held for sale, namely the Olympia I, carrying a net book value of $4,184,052 was reduced to $3,200,000. The reduction of $984,052 was based on an independent valuation.

        Selling and Administrative Expenses.    Selling and administrative expenses increased from $25.4 million in fiscal 2001 to $25.9 million in fiscal 2002. As a percentage of revenues, selling and administrative expenses increased from 19.7% to 20.3%. General and administrative expenses slightly increased by $0.3 million from $16.4 million in 2001 to $16.7 million in 2002. The relative weakening of the US dollar had a negative impact, mainly on payroll costs, which are expensed in Euros, while a substantial part of the Company's revenues, are in US Dollars. Selling and marketing expenses increased by $0.2 million or 1.6%, from $9.0 million in fiscal 2001 to $9.2 million in fiscal 2002. The additional amounts were expended primarily to support the promotion of the Olympia Voyager and the launch of the Olympia Explorer.

        Depreciation.    Depreciation increased by $1.4 million or 10.14% from $14.1 million in fiscal 2001 to $15.5 million in fiscal 2002. The increase was mainly due to additional depreciation of $3.1 million on the newly acquired Explorer. This was reduced by the non-depreciation of Apollon (USD $1.5 million in 2001) and the partial depreciation of Stella Solaris in 2002, as these vessels were reclassified as held for sale. Stella Solaris held this classification for only nine months in 2002, resulting in depreciation of USD $0.2 million vs. USD $0.8 million in 2001. The difference is explained in the depreciation of Seawing, which was depreciated for 10 months in 2001, compared to full year in 2002.

        Interest Expense.    Interest expense decreased to $13.5 million in fiscal 2002 from $14.3 million in 2001. The decrease in LIBOR rates below 2% in 2002 primarily led to the lower interest expense despite the acquisition of the Olympia Explorer and the additional interest incurred since May 2002.

        Other (Income) expense.    Other income, net, was $2.6 million in fiscal 2002 compared to other expense, net, of $6.1 million in fiscal 2001. The amount includes foreign currency translation (loss)/gain of ($1.9 million) in 2002 and $0.4 million in 2001. In fiscal 2001 the amount also includes $0.6 million of compensation from a cancelled charter in 1999 of the Stella Solaris. In 2002, the amount includes a $9 million shipyard compensation for punitive damages obtained from Blohm+Voss upon the delivery of the Explorer. The above were offset through non-operating losses resulting from the valuation, interest and other rollover costs of financial instruments the Company had entered into in order to reduce the foreign exchange exposure on the newbuilding contracts ($4.5 million in 2002 compared to $7.1 million in 2001).

        Cumulative effect of accounting changes.    In June 1998, the Financial Accounting Standards Board issued Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is required to be adopted in years beginning after June 15, 2000. The Company has adopted the new Statement effective December 1, 2000. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a fair value hedge, changes in the fair value of derivatives will be offset against the change in fair value of the hedged firm commitment through earnings. Based on the Company's derivative positions at December 1, 2000, the Company has reported a loss from the cumulative effect of adoption of approximately $1 million, which has been reported as the cumulative effect of a change in accounting principle in fiscal year 2001.

        Net Income.    Fiscal 2002 showed a net loss of $26.8 million on net revenue of $127.7 million, compared to net loss of $25.5 million on net revenues of $128.8 million, in fiscal year 2001. The higher loss of $1.3 million, was primarily the result of the after-effects of the September 11 events during the winter, the partial impairment of Olympia I, and the write off of spare parts inventory.

Fiscal 2001 Compared to Fiscal 2000

        Revenues.    Revenues increased by $0.6 million or 0.52% from $128.2 million in 2000 to $128.8 million in 2001. This was due to the operation of Olympia Voyager for a full year in 2001 compared to only six months in 2000 (launched June 2000), the operation of Seawing from April 2001, and an increase in revenues from the Apollon, which did not operate in 2000. Increases in revenues attributable to the foregoing were partially offset by a decrease in revenue from the vessels Stella Solaris, which did not operate for the full year in 2001, and Stella Oceanis, which did not operate at all in 2001. Passengers increased by 24,293 or 19.8% from 122,446 in fiscal 2000 to 146,739 in fiscal 2001. Compared with 2000, passenger days increased by 159,289 or 20.6%. Even though there was an increase in the number of passengers and passenger days, the increase in revenue was disproportional as a result of decreases in the average net ticket rate, which is the average daily per passenger sea fare, excluding port taxes.

        Operating Expenses.    Operating expenses increased by $11.9 million or 14.6% from $81.5 million in fiscal 2000 to $93.4 million in fiscal 2001. As a percentage of revenues, operating expenses increased from 63.6% to 72.4%. These increases primarily resulted from the additional costs, principally payroll, of operating the Olympia Voyager, and the increased insurance and fuel cost that resulted from the September 11, 2001 events. Lay-up and dry-dock expenses decreased by $0.8 million to $8.5 million in fiscal 2001 from $9.3 million in fiscal 2000. This was mainly due to the fact that we had implemented an intensive lay-up program in 1999, which reduced necessary lay-ups in 2000 and 2001.

        Selling and Administrative Expenses.    Selling and administrative expenses decreased from $25.5 million in fiscal 2000 to $25.4 million in fiscal 2001. As a percentage of revenues, selling and administrative expenses decreased from 19.9% to 19.7%. General and administrative expenses decreased $0.5 million or 3.0% from $16.9 million in fiscal 2000 to $16.4 million in fiscal 2001. The relative strength of the US dollar had a positive impact, mainly on payroll costs, which are expensed in Greek Drachmas, while a substantial part of the Company's revenues, are in US dollars. Selling and marketing expenses increased by $0.4 million or 4.6%, from $8.6 million in fiscal 2000 to $9.0 million in fiscal 2001. The additional amounts were expended primarily to support the promotion of the Olympia Voyager and the planned launch of the Olympia Explorer.

        Depreciation.    Depreciation increased by $2.6 million or 22.6% from $11.5 million in fiscal 2000 to $14.1 million in fiscal 2001. The increase was mainly due to the inclusion of Olympia Voyager for a full year in 2001 compared to only six months in 2000 as well as the inclusion of Seawing in 2001. This was partially offset by the exclusion of depreciation respecting Stella Oceanis, Olympia I and Apollon as a result of their reclassification as assets held for sale.

        Interest Expense.    Interest expense increased to $14.3 million in fiscal 2001 from $7.3 million in 2000. This increase was primarily due to interest expense associated with the indebtedness incurred upon delivery of the Olympia Voyager. This interest was included for a full year in 2001 compared to six months in fiscal 2000.

        Other (Income) expense.    Other expense, net, was $6.1 million in fiscal 2001 compared to other expense, net, of $0.8 million in fiscal 2000. The amount includes foreign currency translation gains of $0.4 million and $0.8 million in 2001 and 2000 respectively. In fiscal 2001 the amount also includes $0.6 million of compensation from a cancelled charter in 1999 of the Stella Solaris. The above gains were offset through non-operating losses resulting from the valuation of financial instruments the Company has entered into in order to reduce the foreign exchange exposure on the newbuilding contracts ($7.1 million in 2001 compared to $1.6 million in 2000).

        Cumulative effect of accounting changes.    In June 1998, the Financial Accounting Standards Board issued Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is required to be adopted in years beginning after June 15, 2000. The Company has adopted the new Statement effective December 1, 2000. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a fair value hedge, changes in the fair value of derivatives will be offset against the change in fair value of the hedged firm commitment through earnings. Based on the Company's derivative positions at December 1, 2000, the Company has reported a loss from the cumulative effect of adoption of approximately $1 million, which has been reported as the cumulative effect of a change in accounting principle in fiscal 2001.

        Net Income.    Fiscal 2001 showed a net loss of $25.5 million on net revenue of $128.8 million, compared to net profit of $1.6 million on net revenues of $128.2 million, in fiscal year 2000. The loss was primarily the result of passenger cancellations caused by the September 11 terrorist events.

        Liquidity and Capital Resources

        Our net cash provided by operating activities was $4.8 million in 2002 compared to net cash used in operating activities of $8.2 million in 2001. The increase was due to the slow settlement of accounts payable. Net loss was $26.8 million in fiscal 2002 compared to a net loss of $25.5 million in fiscal 2001. Additionally, in fiscal 2002 we invested $141.2 million in our newbuildings program, compared to $16.4 million in 2001.

        Short-Term Capital.    We finance our short-term capital needs from cash from operations and our June 2001 credit facility agreement with Fortis Bank, N.V. ("Fortis"). The Fortis facility includes an $8 million revolving credit facility for working capital and a $13 million guarantee facility to cover certain obligations to the United States Maritime Commission in connection with our cruises to and from the U.S., and other short-term obligations approved by the lender. Additionally, in April 2002 each of Silk Navigation Ltd. and Louis Tourist Agency Ltd. provided us with a $2.5 million loan facility. Finally, upon the delivery of the Olympia Explorer, an additional amount of $15 million from Blohm + Voss has been injected into a debt reserve account, together with the $5 million from Silk Navigation Ltd. and Louis Tourist Agency Ltd. The $15 million consists of a $9 million ex-gratia payment and a $6 million subordinated loan. This was used to pay (a) the two principal installments of the Olympia Explorer to be paid upon delivery of the vessel on April 25, 2002, (b) the principal and interest installment of the Olympia Voyager paid on June 28, 2002 and c) the two interest installments of the Olympia Explorer paid October 25, 2002 and April 25, 2003.

        Indebtedness.    We increased overall indebtedness by $143.6 million from $219.4 million at November 30, 2001 to $363.0 million at November 30, 2002. Excluding current maturities of $15.2 million at the end of fiscal 2001 and $14.2 million at the end of fiscal 2002, long-term debt was $197.5 million at the end of fiscal year 2001 and $339.1 million at the end of fiscal 2002.

        The net increase of $143.6 million resulted from $165.8 million of additional debt, partly offset by principal payments of $22.2 million.

        The increase of $165.8 million consisted of the following:

    a.
    $143.0 million loan dated April 25, 2002, to finance the acquisition of the Olympia Explorer ($138.3 million from Kreditanstalt fur Wiederaufbau ("KFW") and $4.6 million from Blohm + Voss in the form of deferred payments).

    b.
    $6 million loan from Blohm + Voss and $2.5 million subordinated loans from each of Silk Navigation Ltd and Louis Tourist Agency (totalling $5 million), to fund the debt service reserve account, dated April 25, 2002.

    c.
    $3 million short term loan payable, dated Jan 4, 2002 from Fortis, to finance the December 2001 principal instalment of $3.4 million to KFW.

    d.
    $1.5 million extension of the $6 million overdraft facility with Fortis, dated April 25, 2002, to finance the funding of the debt reserve account of one of the major shareholders—as per b above (Louis Tourist Agency).

    e.
    $5.55 million Fortis credit facility, dated May 2, 2002, to finance the charter of the Seawing.

    f.
    Accrued interest on the $20 million subordinated convertible bond from one of the major shareholders (Louis Tourist Agency) of $0.9 million.

    g.
    Additional overdraft facility by Fortis of $0.9 million, primarily consisting of interest on outstanding loans and overdrafts.

        The following principal payments of $22.2 million were made in 2002:

    h.
    Payments to KFW on December 28, 2001 and June 28, 2002, of $3.4 million and $3.6 million respectively, representing principal on the Olympia Voyager outstanding loans.

    i.
    Payment of the first two principal installments to KFW on April 25, 2002, upon delivery of Olympia Explorer totaling $6.7 million, out of the debt service reserve account.

    j.
    Payments totaling $5.55 million to Fortis, in May 2002 ($1 million), June 2002 ($1.5 million), July 2002 ($1.5 million) and August 2002 ($1.55 million) in relation to the $5.55 million overdraft facility obtained in May 2002, as per e above.

    k.
    Repayment of the extension of the overdraft facility from Fortis of $1.5 million, as per d above, in two equal installments of $0.75 million each in July and September 2002.

    l.
    Partial repayment of $1 million in October 2002, reducing the credit facility from Fortis, dated June 2001, from $6 million, down to $5 million.

    m.
    Payment of $0.22 million to Dynasty Navigation Corp. (owned by Mr. Hartono), in July 2002, in relation to a $4 million promissory note on the World Renaissance.

    n.
    Payment of $0.2 million to the Commercial Bank of Greece in May 2002, in relation to a $4.5 million loan.

        The aggregate annual maturities of our indebtedness are as follows:

Year	Principal Amount
2003	$23.9 million
2004	46.4 million
2005	26.2 million
2006	27.1 million
2007	48.6 million
Thereafter	190.8 million

Total	$363.0 million

        Our indebtedness includes $42.8 million owed to Fortis as part of our June 2000 facility agreement with them, and $255.9 million owed to KFW. The Fortis facility provided for the restructuring of existing short-term loans and overdrafts into a seven-year long-term facility. Amounts borrowed from KFW were used to finance the two Newbuildings, and are repayable in instalments through 2012 for the Olympia Voyager and 2014 for the Explorer related loans.

        Approximately $10.1 million of our indebtedness was incurred by various of our ship owning subsidiaries in connection with the purchase of the vessels "World Renaissance" and "Olympia I" in 1998.

        In December 1999, we entered into subordinated loan facilities with Louis Cruise Lines, which at the time was the controlling shareholder of ROC Holdings. At November 30, 2002, approximately $6.2 million was owed to Louis Cruise Lines under these facilities. In addition, in March 2001, we issued a $20 million convertible subordinated note to Louis Cruise Lines. Even though initially it was intended that this convertible note be refinanced from the proceeds of a rights offering of common stock to all stockholders to be completed prior to March 2003, Louis Tourist Agency has extended the conversion date to March 31, 2007. To the extent the note is not repaid in such manner, and unless it is extended by the Company beyond March 31, 2007, it will automatically convert to common stock in April 2007. This will reduce our total indebtedness and increase shareholders' equity by that amount. In January 2002, Louis Cruise Lines transferred its shares in ROC Holdings and the convertible note to its controlling shareholder, Louis Tourist Agency. As of the date of this report, Louis Tourist Agency owns 50% of ROC Holdings. See "Major Shareholders and Related Party Transactions".

        Obligations under leases.    We lease various facilities from related parties under non-cancellable operating lease agreements with terms ranging from 2 to 7 years. Rent expense under all operating leases was approximately $0.9 million, $0.9 million and $0.9 million for the years ended November 30, 2002, 2001 and 2000 respectively.

        Future minimum lease payments under these non-cancellable operating and capital leases as of November 30, 2002 were as follows (in thousands):

Year	Operating Leases Third Parties	Operating Related Parties	Capital Leases
2003	$467	$195	$5,382
2004	455	205	5,382
2005	455	215	5,382
2006	425	—	—
2007	248	—	—
Thereafter	10	—	—

Total Minimum Lease Payments	$2,060	$615	$16,146

Amounts representing interest (with imputed interest of 8.6%)			($2,454)
Present Value of Minimum Lease Payments (including current portion of $4,201)			$13,692

Financial Covenants

        Certain financial covenants in the KFW loan agreements were not met at November 30, 2002. Subsequent to year end KFW waived unconditionally any breaches of covenants in respect of the year ended November 30, 2002.

        Furthermore, certain financial covenants in the loan agreement with Fortis were also not met at November 30, 2002. Subsequent to year end the bank waived unconditionally any breaches of covenants in respect of the year ended November 30, 2002 and as at June 15, 2003.

        As described in Note 15 to the financial statements, (and as noted above), we were not in compliance with certain covenants of our loan agreements at November 30, 2002, but waivers have been obtained from the banks in relation to that date. We expect that additional waivers will be required for November 30, 2003, unless our debt is refinanced or sufficient new equity is injected so that we are in compliance with the existing loan covenants.

        As at June 17, 2003, the Company was in default of principal payments amounting to approximately USD 18.8 million (USD 7.7 million as at November 30, 2002). The Company has obtained a moratorium from KFW and Fortis that will postpone part of the repayment of the principal in arrears and of certain future principal installments that will become due after December 1, 2003 (as indicated in the agreement with the respective banks, as shown under exhibits 4.36 through 4.40). The Commercial Bank loan has been reclassified to the current portion of the long term debt as the Company has defaulted on certain principal installments, and the Company is currently negotiating new terms for the repayment of the loan. Had the Company not obtained a moratorium on these loans, the current portion of the long term debt would have amounted to $28.9 million. The following schedule provides a reconciliation of the amounts before and after the moratorium:

Balances November 30, 2002 (Before moratorium):
Commercial Bank of Greece loan	$2,371,500
Dynasty Navigation Corp	2,000,000
Fortis	11,041,666
Fortis	1,458,333
KFW	7,334,619
KFW	3,447,081
Blohm+Voss	1,233,005

Total current portion of long-term debt November 30, 2002	$28,886,204	(A)
(Before moratorium)
Adjusted for:
Fortis Moratorium	9,100,000
Fortis Moratorium	700,000
KFW Moratorium	2,392,007
KFW Moratorium	2,447,081

Total moratorium to November 30, 2002	$14,639,088
Revised current portion of long-term debt (A minus B)	14,247,116

        The current portion of long term debt consists of the following amounts:

Commercial Bank of Greece loan	$2,371,500
Dynasty Navigation Corp	2,000,000
Fortis	1,941,666
Fortis	758,333
KFW	4,942,612
KFW	1,000,000
Blohm+Voss	1,233,005

Total current portion of long-term debt November 30, 2002 (after moratorium)	$14,247,116

        The amount of $14, 639,088 for which a moratorium was obtained, will be paid as follows:

December 2, 2003—KFW payment	$2,392,007
December 2, 2003—KFW payment	2,447,081
December 16, 2003—Fortis payment	700,000
December 16, 2003—Fortis payment	9,100,000

Total payments	$14,639,088

        The moratorium agreements include the pledging of certain charter payments signed after June 17, 2003, in favour of the banks that granted the moratorium. Any proceeds from the vessel Seawing are pledged to Fortis.

        As also described in Note 15 to the financial statements, companies cruising out of U.S. ports are required to have a Federal Maritime Commission (FMC) bond, which guarantees passengers a refund in case the cruise is cancelled and the Company is unable to refund any deposits. During the winter of 2002/2003, the FMC bond was facilitated by a guarantee facility obtained from Fortis.

        Fortis agreed to contribute up to $9 million to facilitate the FMC bond for the winter of 2003/2004, conditional upon a number of payments of interest and principal (as per the moratorium agreement referenced above), a first mortgage on the Seawing being provided to Fortis (should the Company purchase the Seawing which is currently under a capital lease agreement), the pledging of all net proceeds from the Seawing to Fortis (should the Company sell the vessel to a third party), no other events of default occurring, and the scrapping of certain vessels expected to generate $6.5 million for the Company. Silk Navigation has agreed to provide a further $2 million guarantee towards this facility.

        Additionally, the Company is in discussions with the charterer of the vessel Seawing, negotiating a possible sale to a third company that will generate an additional $13 million for the Company during 2003.

        With the Iraq war coming to an end, the Company is negotiating a number of vessels to be used as floating hotels for construction workers in the Gulf Area. The Company expects the contracts to be signed soon, generating an additional $26 million for the Company.

        Finally, the Company has entered into charter agreements for the 2004 fiscal year, including some relating to the Athens 2004 Olympics, whereby a number of the Company's vessels will be used as floating hotels. The total of signed contracts amounts to approximately $32 million, approximately $4 million of which is payable in the 2003 fiscal year, mainly as advances for Olympic charters. A number of other contracts are being negotiated and the Company is very close to signing them.

        Settlement of Legal Proceedings

        As already mentioned, the Company received a USD $9 million ex-gratia payment from Blohm + Voss for punitive damages in relation to the delivery of the Explorer (see Item 8). Furthermore, GBP200,000 (approximately USD $0.3 million) was paid in 2002 to the charterer of Odysseus, All Leisure Holidays Ltd., in relation to a claim that arose for cruises performed during the winter of 1998 (see Item 8). The balance of this claim was paid in two equal installments of GBP100,000 in January and March 2003. Finally, the Company's insurer paid GBP30,000 in 2002 in relation to a claim for food poisoning that occurred to passengers during Odysseus' winter 1998 cruises (see Item 8).

        Critical Accounting Policies

        The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company continually evaluates the policies and estimates it uses to prepare its consolidated financial statements. In general, the estimates are based on historical experience, information from third-party professionals and various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results may differ from those estimates made by management.

        The Company believes that of our accounting policies the following may involve a higher degree of judgment and complexity:

        1.    Dry-docking:    Expenses associated with dry-docking are deferred in the year they are incurred and are amortized on a straight line basis over the period to the next dry-docking which is usually 2 years. The period of the next dry-docking is based on an estimate made by management based on its belief of when the next dry-docking will take place.

        2.    Allowance for Doubtful Accounts:    We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific agent's inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial down-grading of credit scores, past experience with the agent), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due.

        3.    Impairment of assets:    We examine the book values of the current fleet. These values are justified in terms of their estimated cash flows to be generated within the life of these assets. The cash flows are being projected over the vessels' remaining useful lives based on past experience and may not be reflective of actual cash flows; however, such projections represent our best estimate.

        4.    Spare parts inventory valuation:    The existence of excess and obsolete spare parts is evaluated based on a number of assumptions, including the status of the spare part inventory (i.e. new, used, scrap) and its use to the Company.

Subsequent events

        On April 11, 2003, Silk Navigation agreed to provide a cash injection of $4 million in the form of a long term subordinated loan, bearing interest at LIBOR plus 1.75% per annum. The funds have been made available for the Company in the form of cash transfers or bank guarantees issued by Silk Navigation to various creditors.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The following table sets forth the age and position of each of our directors and executive officers as at May 31, 2003.

Name	Age	Position
Costakis Loizou	59	Co-Deputy Chairman of the Board
Andreas Potamianos	69	Co-Deputy Chairman of the Board
George Potamianos	76	Honorary Chairman
John Evangelides	55	Director
Harry Haralambopoulos	73	Director
Rex Harrington	69	Director
Michael Jolliffe	52	Director
Vakis Loizou	57	Director
Christos Mavrellis	57	Director
Yiannos Pantazis	39	Chief Executive Officer & Director
Tassos Potamianos	47	Director
Parker Quillen	38	Director
George Kassapis	37	Chief Financial Officer

        Mr. Costakis Loizou has been a director since December 22, 1999. His term expires in 2003. He has been Chairman and Managing Director of the Louis Group of Companies, based in Nicosia, Cyprus, since 1971. The Group was founded in 1938 by the late Louis Loizou (father) and is today the largest privately held organisation in Cyprus, employing over 8,000 personnel. It is involved in all forms of travel, tourism, cruising, hotels, catering and duty free shops. Mr. Loizou is also Chairman and Managing Director of Louis Cruise Lines Ltd., which is quoted on the Cyprus Stock Exchange and Chairman of Louis Hotels Ltd, a public company expected to be listed soon on the Cyprus Stock Exchange. Mr. Loizou has served on a number of Boards in Cyprus, including the American Association of Travel Agents, the Higher Institute for Hotel and Catering, the Cyprus Hotel Association, the Committee for Public Transport, the Cyprus Petroleum Refinery, the Cyprus Shipping Council, the Cyprus Telecommunications Authority, the Cyprus Car Rental Association, the Cyprus Environmental Protection Association, the Cyprus Employers' and Industrialists' Federation, Alpha Bank, etc. Since 1989, he has been the Honorary Consul General of the Republic of Hungary, who awarded him the medal "PRO AUXILIO CIVIUM HUNGARORUM" and the "Commander's Cross of the Order of Merit", the country's highest recognition. He has also been awarded the "Cavalier's Cross of the Order of Merit" by the Polish Republic.

        Mr. Andreas Potamianos has been a director since December 17, 1997. His term expires in 2004. He has been a legal consultant to the Company and a member of its board of directors since its formation. He was a legal consultant to Epirotiki from 1962 to 1995, and was active in the structuring of ROC. He has been a Vice President with us since 1997 and was our Co-Chairman from 1998 to 1999. He is the brother of George Potamianos. He has also been President of the Greek Passenger Shipowners Association since 1980.

        Mr. George Potamianos was Co-Chairman of ROC at its formation. He presently serves us as a consultant with respect to the Newbuildings and marine technical matters and planning. He was Managing Director of Epirotiki from 1975 to 1995, having joined Epirotiki in 1953. He is the brother of Andreas Potamianos. As Honorary Chairman, he is entitled to attend board meetings but is not entitled to vote at the meetings.

        Mr. John Evangelides has been a director since December 22, 1999. His term expires in 2004. He is a member of the Advisory Board of EQT Mezzanine Partners, a fund specializing in the financing of management and leveraged buyouts in the Nordic regions and Germany. From 1983 to 1998 he worked for HSBC Plc, beginning as an Assistant Director, Director of Samuel Montague and rising to become the Managing Director and Head of Financing at HSBC Investment Bank Plc. Prior to that he worked for The First National Bank of Chicago in London from 1976 to 1983, becoming Team Head of the International Banking Department, and at S.G. Warburg from 1974 to 1976 in the International Corporate Finance Division.

        Mr. Harry Haralambopoulos has been a director since September 3, 1998. His term expires in 2005. He was President and Chief Executive of Celebrity Cruises from 1990 to 1995, and a Director from 1990 to 1997. He has served as Director of the Greek National Tourist Organization—Western Hemisphere and as Chairman of the European Travel Commission for North America.

        Mr. Rex Harrington has been a director since December 22, 1999. His term expires in 2004. He is the former Director of Shipping at The Royal Bank of Scotland ("RBS") where he had responsibility for its extensive shipping portfolio (RBS is the largest lender to the Greek shipping industry but is also substantial in other international shipping markets). On retirement from the RBS he has been retained as the RBS adviser on shipping. He has wide experience in the shipping industry and in marine finance, starting his career at the Bank of England after graduating from Oxford University with a Masters degree. Mr. Harrington is currently an independent shipping adviser and a director of the following additional companies: General Maritime Corporation, International Chamber of Commerce—Commercial Crime Services, which incorporates the International Maritime Bureau, Liberian International Shipping and Corporate Registry and Eurofin International Ltd. In addition, Mr. Harrington is a Deputy Chairman of the International Maritime Industries Forum and a member of the following organisations: InterCargo advisory panel, General Committee, Lloyds Register of Shipping, Steering Committee of the London Shipping Law Centre and The Baltic Exchange. He was director of Lloyds Register of Shipping from 1994 to 1999 and Horace Clarkson Plc international shipbrokers from 1995 to 1998.

        Mr. Michael Jolliffe has been a director since December 17, 1997. His term expires in 2005. He is Deputy Chairman and director of Tsakos Energy Navigation Limited, a shipping company owning twenty-six oil tankers and quoted on the New York, Bermuda and Oslo stock exchanges. He is deputy Chairman and director of Global Ocean Carriers Limited, a shipowning company owning two dry bulk carriers and eight container ships. Global filed for protection under Chapter 11 of the US Bankruptcy Code in February 2000. Mr. Jolliffe is Chairman of Wigham Richardson (Shipbrokers) Limited, one of the oldest firms of shipbrokers in the City of London, Chairman of Shipping Spares Repairs and Supplies Limited, an agency representative company in Greece, and Chairman of Eurotrans Hermes Hellas SA, a Greek company that owns the agency for the tram and train divisions of Skoda. Mr. Jolliffe is a director of Associated International Limited, a UK based road building, fencing, traffic management and construction company and is a director of various private companies involved in shipping, oil and property interests.

        Mr. Vakis Loizou has been a director since December 22, 1999. His term expires in 2003. He is presently the Executive Vice-Chairman of the Louis Organisation, a Director of Louis Cruise Lines Ltd., as well a Director of all the subsidiary and associated companies of the Louis Organisation. He has served as President of the Cyprus Chapter of the American Society of Travel Agents (ASTA), Secretary of the Association of Cyprus Travel Agents (ACTA), Vice-President of the Anti-Narcotics Association and is presently Secretary General of the Cyprus Hotel Association. He is the brother of Mr. Costakis Loizou.

        Mr. Christos Mavrellis has been a director since December 22, 1999. His term expires in 2005. He has been practicing law in Cyprus since 1972. From 1982 to 1985, he served as Minister of Transport, Communications and Public Works and from 1985 to 1988 as Minister of Finance of the Republic of Cyprus. He is also a member of the Chartered Institute of Arbitrators and a member of the Council of the Mediterranean Maritime Arbitrators.

        Mr. Tassos Potamianos has been a director since December 22, 1999. His terms expires in 2004. He is the son of George and nephew of Andreas Potamianos. After qualifying as a lawyer in both France and the United States, he joined Epirotiki Lines in 1985, establishing and managing the company's Paris sales office. From 1996 to 1999, he was Vice President of Hotel Operations at Royal Olympic Cruises in Piraeus.

        Mr. Parker Quillen has been a director since July 16, 2001. His term expires in 2005. He is the President of Quilcap Corp., an investment management firm based in New York. Prior to establishing Quilcap, Mr. Quillen was a Vice President of Lazard Freres & Co. He holds a degree in Economics from New York University.

        Mr. Yiannos Pantazis was appointed Chief Executive Officer in May 2001, upon the resignation of Mr. George Stathopoulos, who had been Acting Chief Executive Officer since December 2000. Mr. Pantazis also has been a director since July 16, 2001 and his term expires in 2003. Mr. Pantazis holds an MBA from Harvard Business School and a BSc. in Hotel Management from Cornell University. In 1989, he was appointed Vice President of Development for Meridien Hotels in the Paris head office, before becoming Vice President of Sales and Marketing in Abu Dhabi, responsible for the marketing and sales of ten Meridien hotels throughout the Middle East. He moved to the Amathus Group in Cyprus in 1994, where he was General Manager of the Aviation Division, before being promoted to Chief Executive Officer of the Group, which includes three luxury hotels, as well as Aviation, Shipping and Tourism Divisions. Since May 2000, Mr. Pantazis has worked for the Louis Group in Cyprus, where he was General Manager of Development of Louis Hotels, before being appointed Chief Executive Officer of Louis Cruise Lines in November 2000, a position he left to join Royal Olympic Cruises.

        Mr. George Kassapis has been our Chief Financial Officer since September 2000. Mr. Kassapis qualified as a chartered accountant in the UK. Prior to joining us, he held the General Manager's position with an overseas branch of the Coca-Cola Company, as well as executive and financial controller positions within an international construction company and major management consultancy firms and financial services organisations worldwide, including Grant Thornton in the UK, and Coopers and Lybrand.

        Mr. Bobby Melnick resigned as a director in October 2002.

        Committees

        There are two outstanding committees of the Board of Directors: a Compensation Committee and an Audit Committee. The Compensation Committee is comprised of three members: Messrs. Joliffe, Mavrellis and Quillen, each of whom is an independent director. The Audit Committee is also comprised of three members: Messrs. Harrington, Evangelides and Jolliffe, each of whom is an independent director.

Compensation

        Director Compensation

        Directors who are our employees do not receive additional compensation for serving as directors. The Chairman of the Board will receive an annual fee of $80,000. Each other director who is not our employee will receive an annual fee of $32,000. We reimburse all of our directors for out-of-pocket expenses they incur in their capacity as directors.

        Executive Officer Compensation

        During fiscal 2002, we paid an aggregate of approximately $1.60 million in compensation to 10 executive officers (including management companies controlled by them) and all directors.

Employees

        As of November 30, 2002, we employed approximately 241 employees in our shore side operations worldwide. As of November 30, 2002, we also employed approximately 2,121 crew and staff for our vessels, the average length of whose service with us was approximately 12 years. As of November 30, 2002, approximately 53% of the vessel's crew and staff were covered by one of 12 collective bargaining agreements with the Greek Passenger Shipowners Association. We believe that our relationship with our employees and the Greek Passenger Shipowners Association is very good. Mr. Andreas Potamianos, our Co-Deputy Chairman, has been the President of the Greek Passenger Shipowners Association since 1980.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Share Ownership

        The following table sets forth certain information, as of November 30, 2002, regarding the beneficial ownership of our Common Stock by (i) each person or entity that to our knowledge beneficially owns more than 5% of our Common Stock, and (ii) all directors and executive officers, as a group.

Name of Shareholders	Number of Shares	Percentage of Ownership
ROC Holdings Inc.(1)	7,197,500	51.4%
Silk Navigation Ltd.(1)(2)	7,497,500	53.6%
Louis Tourist Agency Ltd.(3)	7,802,800	55.7%
Little Wing, L.P.; Quilcap Corp.(4) 153 East 53rd Street, Suite 2600 New York, NY 10022	1,064,000	7.6%
All directors and executive officers as a group(2)(3)(4)(5)	9,472,700	64.1%

(1)
The address of each of ROC Holdings and Silk is 80 Broad Street, Monrovia, Liberia.

(2)
Silk holds a 50% interest in ROC Holdings. The ultimate beneficial owners of Silk are members of the Potamianos family, including George Potamianos, Honorary Chairman of the Company, and Andreas Potamianos, Co-Deputy Chairman of the Company. Silk and Louis Tourist Agency are party to a Shareholders Agreement respecting their ownership of ROC Holdings. In addition, George Potamianos owns an additional 300,000 shares of Common Stock.

(3)
Louis Tourist Agency Ltd. holds a 50% interest in ROC Holdings. Louis Tourist Agency is, in turn, owned by Costakis Loizou, Co-Deputy Chairman of Royal Olympic Cruise Lines. The address of Louis Tourist Agency is Irene Tower, 27 Evagoras Avenue, CY-1096 Nicosia, Cyprus. Louis Tourist Agency and Silk are party to a Shareholders Agreement respecting their ownership of ROC Holdings. In addition, Louis Tourist Agency owns an additional 605,300 shares of Common Stock.

(4)
In Amendment No. 4 to their Report on Schedule 13D, filed with the Securities and Exchange Commission on June 21, 2002, Little Wing, L.P. and its general partner, Quilcap Corp., reported that they shared beneficial ownership of 1,064,000 shares of Common Stock. In addition, according to such report Tradewinds Fund Ltd., and its Investment Manager, Quilcap International Corp., share beneficial ownership of an additional 306,900 shares of Common Stock. Mr. Parker Quillen, a director of the Company, is the president of Quilcap Corp. and Quilcap International Corp.

(5)
As a result of their interests in Silk and Louis Tourist Agency and as directors of ROC Holdings, Andreas Potamianos and Costakis Loizou could be deemed to share the beneficial ownership of all of our Common Stock held by ROC Holdings, and Mr. Loizou could be deemed to share beneficial ownership of the 605,300 additional shares held by Louis Tourist Agency.

Shareholders Agreement

        Silk Navigation Ltd., which is indirectly owned by members of the Potamianos family, and Louis Tourist Agency Limited, which is owned by Costakis Loizou, each own 50% of ROC Holdings Inc. They have entered into a Shareholders Agreement, which sets forth the following arrangements relating to the ownership or disposition of their respective shares in ROC Holdings Inc. and certain other matters relating to voting and management of Royal Olympic Cruise Lines Inc.:

  •
  Louis Tourist Agency Limited and Silk Navigation Ltd. shall cause ROC Holdings Inc. to vote in favor of three directors chosen by Louis Tourist Agency Limited, three directors chosen by Silk

    Navigation Ltd. and five directors meeting the approval of both. Likewise, equal representation of Louis Tourist Agency Limited and Silk Navigation Ltd. will be sought in respect of any board committees.

  •
  The shares of our common stock owned by ROC Holdings Inc. shall not be disposed without the agreement of both Louis Tourist Agency Limited and Silk Navigation Ltd., and ROC Holdings Inc. will not pledge or otherwise encumber any part of our common stock it owns without the prior written consent of both Louis Tourist Agency Limited and Silk Navigation Ltd.

  •
  ROC Holdings Inc. will not dispose of any part of our common stock it owns to any affiliate of Louis Tourist Agency Limited or Silk Navigation Ltd. without the written consent of each.

  •
  Each of Louis Tourist Agency Limited and Silk Navigation Ltd. shall have the option to purchase the other's shares and/or to be obliged to sell their respective shares to each other upon the occurrence of certain specified events at prices to be ascertained pursuant to certain formulae which are included in the Shareholders Agreement.

  •
  We will continue to lease from an entity beneficially owned by members of the Potamianos family our current premises at 87 Akti Miaouli and warehouses at Favierou (subject to our business requirements) at the current market price. We will not pay rent with respect to the five offices on the seventh floor at 87 Akti Miaouli, but we will pay common expenses, telephone, fax, cleaning and other expenses with respect to the space.

  •
  We or our subsidiaries will continue to act as technical manager for the vessels Hermes and Jason on the terms currently applicable. Each of these vessels is beneficially owned by members of the Potamianos family.

  •
  Vessels that our subsidiaries own will, unless otherwise required by charterers, continue to maintain the current logo and Silk Navigation Ltd. will procure that none of its affiliates use our logo. However, if at any time Louis Tourist Agency Limited shall acquire all the shares of ROC Holdings Inc. held by Silk Navigation Ltd., the Byzantine Cross shall cease to be part of our logo.

  •
  In the event that we offer options to purchase common stock to any shareholder or class of shareholders, we must offer options on similar terms to ROC Holdings Inc. in respect of its shares.

Related Party Transactions

  Executive Office; Warehouse

        We lease our executive offices located at 87 Akti Miaouli in Piraeus from S.A. Des Enterprises Touristiques, Maritimes Et Terrestres, a corporation owned by members of the Potamianos family. We entered into the lease on December 1, 1995. It extends until December 1, 2005. We pay approximately 19,000 euro (approximately $19,000) per month. We made payments of approximately $0.2 million in each of fiscal 2000, 2001 and 2002. We believe that the terms of the lease are no less favorable to us than those that we could obtain from an unrelated third party for comparable property in the same location on an arm's-length basis.

        We lease warehouse space from Piraeus Warehouses Commercial and Hotel Company S.A., a corporation owned by members of the Potamianos family. The lease provides for an annual rent of approximately 86,000 euro (approximately $86,000) per year. We made payments of approximately $97,000 in fiscal 2000, $80,000 in 2001 and $96,000 in 2002. We believe that the terms of the lease are no less favorable to us than those that we could obtain from an unrelated third party for comparable property in the same location on an arm's-length basis.

  Apollon

        In February 1998, we purchased the Apollon from Marianne Shipping Inc., a corporation owned by members of the Potamianos family, for $3.8 million, including the assumption and repayment of $3.3 million of indebtedness to Citibank N.A. secured by a mortgage on the vessel. We paid $0.5 million of the purchase price by delivering a two-year, non-interest bearing promissory note in that amount. We repaid the note in eight equal quarterly installments on March 31, June 30, September 30, and December 31 of 1998 and 1999. The Apollon had been laid up since 1995 prior to the sale and its purchase price was determined through negotiation between us and Marianne Shipping Inc. We believe that the purchase price was slightly in excess of the scrap value of the Apollon and that this price was no less favorable to us than that which we could have obtained from an unrelated third party for a comparable vessel in an arm's-length transaction. The Apollon was refurbished with approximately $12.0 million of the proceeds from our 1998 initial public offering and, after being chartered to an unaffiliated third party for three years, was employed by us on three and four day cruises in the Eastern Mediterranean in 2001. The vessel did not operate in 2002 as it was held for sale.

  Royal Olympic Cruises Hellas S.A.

        Royal Olympic Cruises Hellas S.A., or ROC Hellas, formerly known as Synthesis, was formed in January 1996 to make reservations with airlines, for land-based travel and for on-land accommodations in connection with the tour packages we offered. ROC Hellas is owned 61% by members of the Keusseoglou and the Potamianos families and 30% by Gabriel Diakakis, 6% by the manager of ROC Hellas, and 3% by other employees of ROC Hellas. We paid to and received from ROC Hellas as customer and vendor, respectively for each of the past three years the following amounts: 2002 (zero and zero), 2001 ($6,105 and zero) and 2000 ($499,377 and zero). ROC Hellas has referred any direct booking customers to us and in turn received from us commission and discount rates we offered to third party travel agents.

  Management Agreements

        Pursuant to various management agreements, through Royal Olympic Cruise Lines Limited, we provide management services for ships owned by Eurocruises Shipping Corp., Hellenic Mediterranean Cruises and Car Ferry Services S.M.S.A., Sarah Shipping Corporation, Hellenic Co. Overseas Cruise Vessels S.A. and Athena 2004 S.A., previously Marianne Shipping Inc., (the "Managed Companies"). Members of the Potamianos family own each of these managed companies. Of the six ships owned by the managed companies, one is trading as a cruise ship in the Caribbean and the Mediterranean (with different itineraries than we offer), and three are laid up. Under the management agreements, we are entitled to receive the following:

  •
  if the vessel is under full management, 2% of the gross sales in respect of the particular vessel owned by each ship-owning company and 10% of the operational profit.

  •
  if a vessel is chartered with a crew (including hotel personnel), 2.5% of the charter hire or freight.

  •
  if a vessel is chartered with a deck and engine crew, 2% of the charter hire or freight.

  •
  if a vessel is chartered bareboat (meaning that the person chartering the vessel from the owner is responsible for paying all vessel operating and voyage costs), 1% of the charter hire.

  •
  if a vessel is laid up, a minimum fee of $200 per month per vessel during the lay up period.

        For fiscal 2000, 2001 and 2002, companies we manage paid us aggregate management fees of approximately $35,125, $44,779, and $5,400 respectively. We believe that terms of the management agreements are no less favorable to us than those that we could obtain from unrelated third parties in arm's-length transactions.

  Services and Employment Agreements

  Andreas Potamianos

        On December 1, 1997, we entered into a five-year Services Agreement with Barwell Worldwide S.A., a ship management company affiliated with Andreas Potamianos, for executive and administrative services. In consideration for these services, we have agreed to pay to Barwell an amount to be comprised of a base fee, a bonus and certain benefits as determined by our board of directors and stock options. In addition, we have agreed to reimburse Barwell for reasonable out-of-pocket expenses, including the cost of providing a car to Mr. Potamianos, and to retain the services of an executive assistant for Mr. Potamianos. We paid Barwell approximately $250,000 in consideration for services he provided in fiscal 2002.

  Consulting Arrangements

        On June 19, 1998 we signed consulting agreements for periods of 5 years each, with consulting companies representing members of the Potamianos family.

  George Potamianos

        Oassis Seacarriers S.A. is a ship management company affiliated with George Potamianos, Honorary Co-chairman of the Board and the brother of Andreas Potamianos. We entered into an agreement with Oassis Seacarriers on June 19, 1998 covering the five fiscal years ending November 30, 2003. The primary services to be provided by Oassis Seacarriers are advice and supervision on all technical matters concerning the Newbuildings and any other vessels to be acquired by us or our subsidiaries during the period. In consideration for these services, we have agreed to pay to Oassis Seacarriers, in addition to all expenses, annual compensation of $100,000, to be increased on the basis of the United States Federal Consumer Price Index and as otherwise agreed between the parties from time to time.

  Louis Tourist Agency Ltd.

  Line of Credit

        Pursuant to the Shareholders Agreement, Louis Cruise Lines has provided us with a $5,000,000 line of credit and has refinanced a loan from Darren Investments to us in an amount equal to $1,041,111. Silk Navigation has agreed to amend the terms of its loan of $1,000,000 to mirror the terms of the Louis Cruise Lines line of credit with respect to interest rate, term and subordination. The interest rate applicable to these loans is a variable rate equal to LIBOR plus 1.75% which interest, together with the principal amount thereof, shall be payable three years from the closing date of the Silk Navigation agreement. Each loan is subordinate to all of our existing secured liabilities. On April 25, 2002, and following the delivery of the Explorer, loan facilities of $2,500,000 from each of Silk Navigation Ltd and Louis Tourist Agency, were extended to the Company, bearing interest at LIBOR plus 1.75%.

        Furthermore, pursuant to the Board of Directors' extraordinary meeting of April 11, 2003, Silk Navigation Ltd agreed to extend a $4 million loan to the Company. Such funds have already been made available to the Company.

  Convertible Bond

        On March 9, 2001, we issued a convertible subordinated debenture in the amount of $20,000,000 to Louis Cruise Lines, which was at that time our indirect majority shareholder. In February 2002, Louis Cruise Lines transferred this debenture and its indirect interest in our common stock to Louis Tourist Agency Limited. The convertible debenture bears interest at LIBOR plus 2%. The convertible debenture contemplates that we will undertake and complete a rights offering of common stock to all shareholders and apply the proceeds to pre-pay the debenture. If the rights offering is not completed by the contemplated date, the debenture will automatically convert to common stock at a price equal to the average trading price during the six months prior to conversion. The debenture had originally set June 30, 2002 as the date for the completion of the rights offer or the automatic conversion of the debenture. We have agreed with Louis Tourist Agency to extend this date to March 31, 2007.

  Duty Free Shops

        Louis Duty Free Shops Ltd., an affiliate of Louis Tourist Agency Ltd., has undertaken the concession to operate the duty free shops onboard all our vessels since March 2001 in return for 26% of gross revenue except with respect to Olympia Voyager for which concession Louis Duty Free will receive 32% of gross revenue.

  Other Agreements

        Louis Cruise Lines provides us with Port Agency services and other consulting and managerial services. In fiscal 2002, we paid Louis Cruise Lines approximately $0.4 million in connection with these services.

        We believe the terms of such agreements, as determined by the Board of Directors, are at least as favorable to us as we could obtain from an unrelated third party on an arm's-length basis.

ITEM 8—FINANCIAL INFORMATION

        Financial Statements

        The financial statements filed as part of this Annual Report are included beginning on page F-1.

        Legal Proceedings

        In the first quarter 1998, our vessel Odysseus suffered collision damage when hit by a container vessel called Halifax while berthed in Buenos Aires. Together with our adjusters, we are in the process of preparing the claim in its entirety against the owners and insurers of Halifax, who have admitted on a without prejudice basis that Halifax was 100% responsible for the incident. A guarantee in the sum of $3.5 million has been provided to meet the claim. In July 2001, a settlement of $700,000 was reached with the Halifax and the guarantee returned.

        In September 1999, we submitted an action for damages against the European Community and its institutions before the Court of First Instance of the European Community, amounting to $70.0 million. The suit was for compensation of damages we incurred from the multiple cancellations of customer reservations, due to the conflicts that plagued the Aegean and Adriatic Seas in the spring of 1999, areas where our fleet performed their itineraries. In 2001 the Court ruled against the Company and the claim was dismissed. A subsequent appeal was lodged with the Court of Justice of the European Union, but this was also rejected by the Court.

        In 2000, we did not accept delivery of the Olympia Explorer until Blohm + Voss made certain improvements to the vessel. Pursuant to the shipbuilding contract with Blohm + Voss, an expert was appointed by the two classification societies, Germanische Lloyds and Lloyds Register to investigate the issues we raised and arbitration procedures commenced. All significant issues have been resolved and we took delivery of the vessel in April 2002.

        On November 28, 2002, Dynasty Navigation Corp. (owned by Mr. Hartono), which has a second mortgage on the vessel World Renaissance, attempted to arrest the vessel on the grounds of non-repayment of the balance on a promissory note originally issued for $4 million and dated April 30, 1998. The balance of the promissory note at November 30, 2002 was USD $2 million. The hearing took place in a Pireaus court on January 27, 2001 and the court dismissed the petition. Further filings have been made, all of which have been rejected by the court.

        On September 20, 2002, following an arbitration within the London court system, we reached an agreement for a settlement of GBP400,000 payable to the charterer of Odysseus, All Leisure Holidays Ltd, for cruises performed during the winter of 1998. This amount subsequently has been paid in four equal instalments.

        A number of passengers who cruised on the Odysseus during the winter of 1998 have filed claims against the Company for food poisoning. Approximately GBP30,000 has been awarded to such passengers. We consider these cases closed.

        We are involved in various other legal proceedings incidental to the conduct of our business. We do not believe the outcome of any of these legal proceedings will have a material adverse effect on our business, financial condition or results of operations. Such items, amounting to approximately $789,000 as at November 30, 2002, consisted of legal fees in connection with various claims and are recoverable through P&I insurance. An equivalent amount is included in other receivables (see Note 15).

        Policy on Dividend Distribution

        We intend to retain our earnings to finance our business and for general corporate purposes. Therefore, we do not anticipate paying any cash dividends in the foreseeable future. We did not declare or pay any dividends in fiscal 2000, 2001 or 2002. If we pay dividends, we will pay them in U.S. dollars.

        The declaration and payment of any future dividends will be subject to the discretion of our Board of Directors and to certain limitations under the law of Liberia, a credit agreement between us and Fortis, and a credit agreement between us and KFW. Under the law of Liberia, we can pay dividends from surplus, and if there is no surplus, we can declare or pay dividends out of the net profits for the fiscal year in which we declare the dividend and for the preceding fiscal year. In addition, our credit agreements with Fortis and KFW will prohibit us from paying dividends in excess of 50%, and in certain circumstances 25%, of our net income for the previously ended fiscal year.

ITEM 9—THE OFFER AND LISTING

        Our Common Stock is traded on the Nasdaq National Market under the symbol "ROCLF" and on EASDAQ under the symbol "ROCL".

        Price Range of Securities

        The following table reflects the high and low closing bid prices on Nasdaq for Common Stock during each of the 1998, 1999, 2000, 2001 and 2002 fiscal years, each quarter of fiscal 2001 and 2002 and for the most recent six months.

		Common Stock (in Dollars)
Reference Period
		High	Low
Five Most Recent Fiscal Years
	2002	3.09	1.48
	2001	3.00	0.60
	2000	4.75	2.40
	1999	4.89	2.31
	1998	18.87	2.62
Most Recent Quarters
2002	Fourth quarter	3.09	1.81
	Third quarter	2.68	1.52
	Second quarter	2.62	2.15
	First quarter	3.00	1.48
2001	Fourth quarter	2.00	0.60
	Third quarter	2.70	1.52
	Second quarter	2.70	1.85
	First quarter	3.00	2.13
Most Recent Six Months
	April 2003	2.20	1.31
	March 2003	2.20	1.46
	February 2003	2.25	1.08
	January 2003	1.72	1.10
	December 2002	2.25	1.00
	November 2002	3.09	2.29

        The closing price on May 29, 2003 was $2.30. As Nasdaq is the principal trading market for our Common Stock, substantially all shares are held in "nominee names" in the United States. So we are unable to determine the number of beneficial owners of Common Stock who are "U.S. persons".

ITEM 10—ADDITIONAL INFORMATION

Authorized Capital

        Our authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. As of November 30, 2002, 13,997,500 shares of Common Stock are outstanding and no shares of Preferred Stock are outstanding.

Common Stock

        The directors of a Liberian corporation generally have power to cause shares of any authorized class to be issued for any corporate purpose.

        Holders of our Common Stock are entitled to one vote per share on all matters submitted to shareholders, and the presence or proxy of holders entitled to cast a majority of the total number of votes which may be cast at any meeting of shareholders shall constitute a quorum for the transaction of business at such meeting, except as otherwise provided in the Business Corporation Act. We cannot redeem our Common Stock. Holders of our Common Stock have an equal right to receive dividends when and if declared by the our Board of Directors out of funds legally available therefore. We do not presently anticipate paying cash dividends in the foreseeable future. In the event of a liquidation, dissolution or winding up of the Company, the holders of our Common Stock are entitled to share ratably in all of our assets which are legally available for distribution to shareholders, subject to the prior rights of creditors in liquidation and to preferences to which holders of Preferred Stock issued after the sale of the Common Stock offered hereby may be entitled. The holders of our Common Stock have no preemptive, subscription, redemption or sinking fund rights. The Common Stock currently outstanding is validly issued, fully paid and non-assessable.

        None of Liberian law, the Articles of Incorporation or our other constituent documents provide for any limitations on the right of persons who are not citizens or residents of Liberia to hold or vote our Common Stock.

Preferred Stock

        Our Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences, and the number of shares constituting such series and the designation of any such series, without future vote or action by the shareholders. Thus, our Board of Directors, without the approval of the holders of our Common Stock, could authorize the issuance of preferred shares with voting, conversion and other rights that could affect the voting power, dividend and other rights of the holders of our Common Stock or that could have the effect of delaying, deferring or preventing a change of control in the Company. At present, we have no plans to issue any Preferred Stock, and we are not aware of any pending or proposed transaction that would be effected by such an issuance.

Shareholder Rights Agreement

        We have in effect a shareholder rights agreement which will be implemented not earlier than the tenth day following the first to occur of (1) the public announcement of the acquisition by a person (other than one of our subsidiaries) of shares carrying 20% or more of the total voting rights which may be cast at any general meeting of the company and (2) the commencement or announcement of tender offer or exchange offer for shares carrying 30% or more of the total voting rights which may be cast at any general meeting of the company. At that time, the share purchase rights attached to all outstanding shares of common stock will entitle the holders of common stock to purchase, for each share held, one ten-thousandth of a share of preferred stock at an exercise price of $20.00, subject to adjustment in certain circumstances. From and after the date on which any person acquires beneficial ownership of shares carrying 20% or more of the total voting rights which may be cast at any general meeting of the company, each holder of share purchase rights (other than the acquiring person) will be entitled upon exercise to receive, at the then current exercise price, that number of shares of common stock having a market value of twice the exercise price. If, after implementation of the shareholder rights agreement, we are acquired or 50% or more of our consolidated assets or earning power is sold, each holder of a share purchase right will be entitled to receive, upon exercise at the then current exercise price, that number of common shares of the acquiring company which at the time of the transaction would have a market value of twice the then current exercise price. The share purchase rights will expire on December 31, 2007 but may be redeemed at a price of $0.01 per share purchase right at any time prior to a specified period of time after the date on which a person acquires beneficial ownership of shares carrying 20% or more of the total voting rights which may be cast at any general meeting of the company.

        The likely cumulative effect of the foregoing is to deter an acquisition of control of the company through a tender or exchange offer, by a proxy contest or by other means.

        The share purchase rights are not currently exercisable and they trade together with the shares of common stock on a one-to-one basis.

        Liberian Law

        Sales of Assets, Liquidation, Mergers or Amendments to Articles.

        Under the Liberian Business Corporation Act, the sales of all or substantially all of our assets and the liquidation and non-judicial dissolution of the company are required to be approved by the holders of 66% of the outstanding shares of our common stock. Holders of 50% of the outstanding shares of common stock can institute judicial dissolution proceedings in accordance with the Business Corporation Act. In the event of our liquidation or dissolution, the holders of the common stock will be entitled to share pro rata in our net assets available for distribution to those holders, after payment to all creditors and the liquidation preferences of any outstanding preferred stock.

        The Business Corporation Act requires the holders of the majority of the outstanding shares of our common stock to approve any merger or consolidation involving us (other than with subsidiaries at least 90% of the shares of which we own). However, our Articles of Incorporation require that a merger or consolidation involving us (other than with subsidiaries at least 90% of the shares of which we own) be approved by the holders of 66% of the outstanding shares of common stock.

        Under the Business Corporation Act, amendments to the articles of incorporation of a Liberian company can be authorized by a vote of the holders of a majority of the outstanding shares. However, our Articles of Incorporation require that the holders of 66% of the outstanding shares of common stock approve an amendment of our Articles of Incorporation.

        Call of Meetings

        A shareholder can call a meeting of shareholders only if there has been a failure to hold an annual meeting.

        Election of Directors

        Pursuant to our Articles of Incorporation, our directors are elected by a majority of the votes cast by shareholders entitled to vote. Cumulative voting is not permitted. The Board of Directors is divided into three classes, Class I, Class II and Class III, each having a staggered three-year term.

        Dissenter's Rights of Appraisal and Payment

        Under Liberian law, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our Articles of Incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters some rights in respect of those shares. A condition for payment is that the dissenting shareholders follow the procedures set forth in the Liberian Business Corporation Act. In the event that we and any dissenting shareholders fail to agree on a price for the shares, procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in Liberia in which our Liberian office is located. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendation of a court-appointed appraiser.

        Shareholder's Derivative Actions

        Under Liberian law, any of our shareholders can bring legal action in our name to procure a judgment in our favor, provided that the shareholder is a holder of common stock both at the time this "derivative action" is commenced and at the time of the transaction to which the action relates.

        Development of Liberian Law

        Our corporate affairs are governed by our Articles of Incorporation and By-laws and the Liberian Business Corporation Act. The provisions of the Business Corporation Act resemble provisions of the corporation laws of a number of states in the United States. However, while most states have a fairly well-developed body of case law interpreting their respective corporate statutes, there are very few judicial cases in Liberia interpreting the Business Corporation Act. For example, the rights and fiduciary responsibilities of directors under Liberian law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in some United States jurisdictions. Thus, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

        Liability of Directors and Officers

        Our Articles of Incorporation and By-Laws contain provisions which eliminate the personal liability of directors and officers for monetary damages resulting from breaches of their fiduciary duties other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve international misconduct or a knowing violation of law, or for any transactions in which the director or officer derived an improper personal benefit.

        Exchange Controls

        There are no exchange control restrictions on remittances of dividends on our common stock offered in this prospectus, or on the conduct of our operations, by reason of our incorporation in Liberia.

        Taxation

        Liberian Tax Considerations

        We believe that no holder of our common stock, solely by virtue of holding our common stock, is subject to income taxation by Liberia. There is no income tax convention between Liberia and the United States.

        Greek Tax Considerations

        A holder of common stock will not be subject to Greek tax with respect to dividends or other distributions on the common stock. Further, pursuant to a circular of the Greek Ministry of Finance, holders of our common stock will not be subject to Greek tax on any gain from the sale, exchange or disposition of the common stock.

        United States Federal Income Tax Considerations

        The following is a summary of the material United States federal income tax considerations that apply to the acquisition, ownership and disposition of Common Stock by a shareholder that is an individual citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or any political subdivision thereof or a trust, or estate the income of which is subject to United States federal income tax regardless of its source (a "United States Holder"). This summary deals only with Common Stock that is held as a capital asset by United States Holders, and does not address tax considerations applicable to United States Holders that may be subject to special tax rules, such as dealers or traders in securities, financial institutions or other United States Holders that treat income in respect of the Common Stock as financial services income, life insurance companies, tax-exempt entities, United States Holders that hold Common Stock as a part of a straddle, conversion transaction or other arrangement involving more than one position, United States Holders that own (or are deemed for United States tax purposes to own) 10% or more of the total combined voting power of all classes of voting stock of the Company, United States Holders that have a principal place of business or "tax home" outside the United States or United States Holders whose functional currency is not the United States dollar.

        The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

        THE DISCUSSION BELOW IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY, INCLUDING THE APPLICATION TO THEIR PARTICULAR SITUATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF STATE, LOCAL OR FOREIGN TAX LAWS. THE STATEMENTS OF UNITED STATES TAX LAW SET OUT BELOW ARE BASED ON THE LAWS IN FORCE AND INTERPRETATIONS THEREOF AS OF THE DATE OF THIS REPORT, AND ARE SUBJECT TO ANY CHANGES OCCURRING AFTER THAT DATE.

        Distributions

        Subject to the discussion below under "Passive Foreign Investment Company Considerations," distributions we make with respect to our common stock (other than distributions in liquidation and certain distributions in redemption of stock) will be taxed to you as dividend income to the extent that those distributions do not exceed our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to you and will be applied against and reduce your tax basis in your common stock. To the extent that such distributions exceed your tax basis in your common stock, the excess generally will be treated as capital gain.

        A recently-enacted tax law provides that qualifying dividends received by individuals are eligible for taxation at capital gain rates (currently 15% for individuals not eligible for certain lower rates). Dividends paid by foreign corporations are eligible to be treated as qualifying dividends only if (1) the foreign corporation is eligible for the benefits of a comprehensive tax treaty with the United States, or (2) the stock with respect to which the dividend is paid is "readily tradable on an established securities market in the United States". There is currently no comprehensive income tax treaty between the U.S. and Liberia, thus dividends that we pay will not qualify under the first condition. Until guidance is issued specifying the meaning of the term "readily tradable as an established securities market in the United States", it will not be clear whether dividends on any of our shares may potentially be treated as qualifying dividends. In addition, dividends paid by a foreign corporation will not be treated as qualifying dividends if the foreign corporation is either a "foreign personal holding company", or "FPHC", or a "passive foreign investment company," or "PFIC" for the taxable year of the distribution or the prior year. Dividends will also not be treated as qualifying dividends to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 120-day period that begins on the date on which such shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividends are taken into account as investment income under Section 163(d)(4)(B) of the Code.

        Dividend income derived with respect to the common stock generally will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and, unless treated as qualifying dividends as described above, as "investment income" for purposes of the limitation on the deduction of investment interest expense. Any dividends we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Code.

        Sale or Exchange

        Subject to the discussion below under "Passive Foreign Investment Company Considerations," upon a sale or exchange of common stock to a person other than us, you will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in the common stock. That gain or loss will be capital gain or loss and will be long-term capital gain or loss you have held the common stock for more than one year.

        Foreign Tax Credit

        In general, in computing your United States federal income tax liability, you can elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a credit for foreign income taxes you paid or accrued. For United States foreign tax credit purposes, dividends we pay generally will be treated as foreign-source income and as passive income, subject to the separate foreign tax credit limitation for passive income. Special rules apply to the extent that dividends on our stock are treated as qualifying dividends.

        Gain you realize on the sale or exchange of common stock generally will be treated as United States-source income and loss realized by a United States Holder on the sale or exchange of common stock generally will be treated as United States source loss for United States foreign tax credit purposes.

        The availability of foreign tax credits depends on your particular circumstances. We advise you to consult your own tax advisors.

        Foreign Personal Holding Company Considerations.    A foreign corporation is an FPHC for United States federal income tax purposes for a taxable year if (i) at any time during the taxable year more than 50% of its stock (by vote or value) is owned (directly, indirectly or under applicable attribution rules) by or for not more than five individuals who are citizens or residents of the United States (the "ownership requirement") and (ii) certain specified types of "passive" income constitute at least 60% (50% in certain circumstances) of the corporation's gross income (the "passive income requirement").

        We believe that neither we nor any of our subsidiaries currently satisfy both the passive income requirement and the ownership requirement for FPHC status, and we do not anticipate that we or any of our subsidiaries will satisfy both requirements in the future. Our belief with respect to the passive income requirement is based upon our expectations regarding the sources of our gross income and the gross income of our subsidiaries. If our activities or those of our subsidiaries were to change, whether we or any of our subsidiaries satisfy the gross income requirement could be affected. Our belief regarding the ownership requirements is based upon our knowledge of our shareholders. It is possible that facts outside of our knowledge and control could cause the ownership requirement to be satisfied either currently or in future, even without changes in the identity of our direct and indirect shareholders.

        If we or one of our subsidiaries were treated as an FPHC, then each United States shareholder owning, directly or indirectly, shares of common stock on the last day in the taxable year on which the ownership requirement with respect to us or our subsidiary is met would be required to include currently in taxable income as a dividend a pro rata share of our undistributed FPHC income or income of our subsidiary which is, generally, our taxable income or income of our subsidiary with certain adjustments and after reduction for certain dividend payments.

        Passive Foreign Investment Company Considerations

        Classification as a PFIC.    Special and adverse United States tax rules apply to a United States Holder that holds an interest in a PFIC. In general, a PFIC is any non-United States corporation, if (1) 75% or more of the gross income of the corporation for the taxable year is passive income (the "income test") or (2) the average percentage of assets (by value) held by the corporation during the taxable year that produce passive income or that are held for the production of passive income is at least 50% (the "asset test"). A corporation that owns, directly or indirectly, at least 25% by value of the stock of a second corporation must take into account its proportionate share of the second corporation's gross income and assets in applying the income test and the asset test.

        Although we engage, through our operating subsidiaries, in the conduct of a substantial active business as an operator of cruises, it is possible that we could become a PFIC if, in any taxable year, we hold a relatively large amount of passive assets such as cash and marketable securities. Based on current projections concerning our assets and income we do not believe that we will be treated as a PFIC for our taxable year ending November 30, 2003 or for future years. However, because this conclusion is based on our current projections and expectations as to our future business activity, we can provide no assurance that we will not be treated as a PFIC in respect of our taxable year ending November 30, 2003 or any future taxable year.

        Consequences of PFIC Status.    If we are treated as a PFIC for any taxable year during which a United States Holder holds common stock, then, subject to the discussion of the QEF and "mark-to-market" rules below, you generally will be subject to a special and adverse tax regime with respect to any gain realized on the disposition of the common stock and with respect to some "excess distributions" we make to you. The adverse tax consequences include taxation of the gain or excess distributions at ordinary-income rates and payment of an interest charge on tax that is deemed to have been deferred with respect to such gain or excess distributions. Under the PFIC rules, excess distributions include dividends or other distributions received with respect to the common stock, if the aggregate of such distributions in any taxable year exceeds 125% of the average amount of distributions we made during a specified base period.

        In some circumstances, you may avoid some of the unfavorable consequences of the PFIC rules by making a qualified electing fund, or "QEF," election in respect of the company. A QEF election effectively would require you to include in income currently your pro rata share of our ordinary earnings and net capital gain. However, you cannot elect QEF status with respect to the company unless we comply with certain reporting requirements. It is possible that we will not provide the required information.

        If you hold "marketable" stock in a PFIC, you may, in lieu of making a QEF election, avoid certain unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. We expect that the common stock will be "marketable" for this purpose. An election to be taxed on a mark-to-market basis with respect to the common stock means that you are taxed on changes in market value of the common stock from time to time, whether or not you actually sell the common stock. If you make the mark-to-market election, you will be required to include in income each year as ordinary income an amount equal to the excess, if any, of the fair market value of the stock at the close of the year over your adjusted tax basis in the stock. If, at the close of the year, your adjusted tax basis exceeds the fair market value of the stock, then you may deduct the excess from ordinary income, but only to the extent of net mark-to-market gains you previously included in income. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income.

Documents on Display

        You may inspect copies of our Articles of Incorporation, the material contracts described in this Report and filed as exhibits hereto and some other documents referred to in this Report. They are available for inspection at our registered office at 87 Akti Miaouli, 18538 Piraeus, Greece, during usual business hours upon reasonable prior request.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Foreign Currency Risk  The reduction of U.S. travellers and the increase in our European customer base has in turn reduced the Company's U.S. dollar revenues. With the strengthening of the Euro, it has become even more expensive for U.S. travellers to come to Greece. A strong Euro increases reported revenues, however, as most of the Company's expenses are in Euros, the repayment of such obligations carries a higher burden. Most accounts payable and other accruals, totalling $40.3 million at November 30, 2002, are payable in Euros.

        The loan agreement with KFW relating to the Newbuildings required us to hedge the purchase price of the Newbuildings. Because the maximum loan amount was set to a minimum exchange rate of DEM 1.7155 tio the U.S. dollar, the hedge was required to ensure a target rate at or above this level if we were to avoid increasing the equity finance portion of the purchase price.

        Originally we covered 45% of the contract price by purchasing currency in the amount of DEM 140 million through forward transactions against US$. This amount covered the 20% pre-delivery payments amounting to DEM 61 million and 25% of the remaining balance in the amount of DEM 79 million.

        Also, we bought US$ put options for the countervalue of DEM 165 million to cover the portion of the contract price not covered by forward transactions. In order to reduce the cost of these options, we sold US$ call options for the countervalue of DEM 165 million at higher strike rates.

        The forwards matured on April 27, 2001 and the options on May 2, 2001. Since delivery of the vessel was postponed, the DEM 79 million in forward deals were rolled over to new maturity May 11, 2001 and the sold call options were converted into forwards with identical maturity. The put options we bought expired worthless.

        Since then we have open forward transactions for the purchase of DEM 244 million, which on January 1, 2002 converted into EUR 124,755,217.82, against US$137,958,697.91 resulting in an average forward rate of EUR/US$1.105835. These forward contracts have been rolled over at original rates up to the actual maturity date of April 26, 2002.

        Note 11 to the financial statements discloses the relevant gains and losses resulting from the valuation of such instruments.

        Interest Rate Risk

        We hedged half of our interest rate exposure on the loan by entering a three year interest rate swap ("IRS") running from 2001 to 2008 paying fixed rate 6% and receiving six month LIBOR. ..

The following table summarises the interest rates our long-term debt is subject to:

Loan	Balance as at 11/30/2002 (in thousands)	Interest Rate
Loan due 2007	$42,842	LIBOR plus 1.75%
Loan due 2007	5,658	LIBOR plus 1.75%
Seller's credit due 2003	2,000	Fixed rate 9%
Loan due 2007	2,372	LIBOR plus 0.75%
Shareholder Loans due 2004	6,041	LIBOR plus 1.75%
Shareholder Loan	1,000	LIBOR plus 1.75%
Shareholder Loans	5,000	LIBOR plus 1.75%
Loan due 2012	94,781	LIBOR plus 1.75%
Loan due 2012	29,494	LIBOR plus 1.375%
Loan due 2014	100,095	LIBOR plus 1.75%
Loan due 2014	31,571	LIBOR plus 1.375%
Loan due 2011	6,000	LIBOR plus 1.75%
Loan due 2004	1,742	LIBOR plus 1.375%
Loan due 2010	2,895	LIBOR plus 1.375%
Convertible Bond	21,811	LIBOR plus 2%

Total	353,302

        Commodity Price Risk

        During 2002 we entered into two zero cost collar contracts to hedge fuel risks using the FOB 3.5% HSFO Med Index. We have hedged for a fuel consumption of 5,000 tons each, totaling 10,000 tons.

The contracts hedged for 2,500 tons for each of the months of June, July, August and September 2002, generating a total gain of $271,087.

        We opted for a two way collar at zero cost as follows:

	Floor(1)	Ceiling(2)	Quantity	Total gain
June-July 2002	$80,50	$110	5,000	$76,505
August-September 2002	$80,00	$102	5,000	$194,582

(1)
Formonthly average platts (Genoa) below floor we pay the difference.

(2)
For monthly average platts above ceiling the provider had to pay us the difference

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14—MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15 —CONTROLS AND PROCEDURES

        An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of March 31, 2003 was carried out by the Company under the supervision and with the participation of the Company's management, including its chief executive officer and chief financial officer. Based on that evaluation, the chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

        Subsequent to the date of the most recent evaluation of the Company's internal controls, there were no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.—AUDIT COMMITTEE FINANCIAL EXPERT

        Not applicable. Applies to fiscal years ending on or after July 15, 2003.

ITEM 16 B.—CODE OF ETHICS

        Not applicable. Applies to fiscal years ending on or after July 15, 2003.

ITEM 16C.—PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Not applicable. Applies to fiscal years ending on or after December 15, 2003.

PART III

ITEM 17—FINANCIAL STATEMENTS

        The Company has responded to Item 18.

ITEM 18—FINANCIAL STATEMENTS

        The financial statements filed as part of this Registration Statement are included beginning on page F-1.

ITEM 19—EXHIBITS

        The following Exhibits are filed as part of this Form 20-F:

Exhibits

Number	Description
1.1	Articles of Incorporation of Royal Olympic Cruise Lines Inc., incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1, Reg. No. 333-8200.
1.2	Amended By-laws of Royal Olympic Cruise Lines Inc., incorporated by reference to Exhibit 1.1 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1998.
2.1
Shareholder Rights Agreement dated January 31, 1998 between Royal Olympic Cruise Lines Inc. and Harris Trust Company of New York, incorporated by reference to Exhibit 1.02 to the Company's Registration Statement, Reg. No. 333-8200.
2.2
Amendment No. 1 to the Shareholder Rights Agreement dated January 31, 1998 between Royal Olympic Cruise Lines Inc. and Harris Trust Company of New York, incorporated by reference to the Company's Report on Form 6-K filed on March 3, 2000 with the Securities and Exchange Commission.
4.1
Lease dated April 3, 1996 between Royal Olympic Cruise Lines Inc. and S.A. Des Enterprises Touristiques, Maritimes Et Terrestres, affiliated with the Potamianos family, in respect of office space, located at 87 Akti Miaouli, Piraeus, Greece, incorporated by reference to Exhibit 10.20 the Company's Registration Statement on Form F-1, Reg. No. 333-8200.
4.2
$20,000,000 Convertible Bond dated February 28, 2001 issued by Royal Olympic Cruise Lines Inc. to Louis Cruise Lines Limited, incorporated by reference to Exhibit 4.2 to the Company's Report on Form 20-F for the fiscal year ending November 30, 2000.
4.3
Loan Facility Agreement between Royal Olympic Cruise Lines Inc. and Kreditanstaldt fur Wiederaufbaw ("KFW"), dated June 4, 1998, incorporated by reference to Exhibit 2.1 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1998.

4.4
Supplemental Agreement to Loan Facility Agreement, dated June 14, 2000, among Olympic World Cruises Inc. as Borrower, Royal Olympic Cruise Lines Inc., as Guarantor, Dresdner Bank AG in Hamburg, KFW and Norddeutsche Landesbank-Girozentrate, as Lenders, and Kfw as Agent and Security Trustee, incorporated by reference to Exhibit 4.4 to the Company's Report on Form 20-F for the fiscal year ending November 30, 2000.
4.5
Facility Agreement, dated June 14, 2000, between Athena 2004 S.A., Caroline Shipping Inc., Elliniki Eteria Diepirotikon Grammon A.E., Simpson Navigation Ltd., Royal Olympic Cruise Lines Inc., Solar Navigation Corp. and Valentine Oceanic Trading Inc., as joint and several borrowers, and Meespierson N.V., as Lender, incorporated by reference to Exhibit 4.5 to the Company's Report on Form 20-F for the fiscal year ending November 30, 2000.
4.6
Share Sale and Purchase Agreement dated October 27, 1999 between Darren Investments Limited, Louis Cruise Lines Limited and ROC Holdings Inc., incorporated by reference to Exhibit 2.01 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1999.
4.7
Share Sale and Purchase Agreement dated October 27, 1999 between Silk Navigation Limited, Louis Cruise Lines Limited and ROC Holdings Inc., incorporated by reference to Exhibit 2.02 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1999.
4.8
Shareholder's Agreement dated October 27, 1999 between Louis Cruise Lines Limited, Silk Navigation Limited and ROC Holdings Inc., incorporated by reference to Exhibit 2.03 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1999.
4.9
Agreement dated November 1, 1999 between Royal Olympic Cruise Lines Inc. and Louis Cruise Lines Limited, respecting a U.S.$5,000,000 loan facility provided to Royal Olympic Cruise Lines Inc. by Louis Cruise Lines Limited, incorporated by reference to Exhibit 2.04 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1999.

4.10
Agreement dated December 22, 1999 between Royal Olympic Cruise Lines Inc. and Louis Cruise Lines Limited respecting the U.S.$1,041,110.96 loan facility provided to Royal Olympic Cruise Lines Inc by Louis Cruise Lines Limited, incorporated by reference to Exhibit 2.05 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1999.
4.11
Loan Facility Agreement dated December 22, 1999 between Royal Olympic Cruise Lines Inc. and Silk Navigation Limited, incorporated by reference to Exhibit 2.06 to the Company's Report on Form 20-F for the fiscal year ending November 30, 2000.
4.12
Shipbuilding Agreement dated August 20, 1997 between Olympic World Cruisesb Inc. and Blohm + Voss GmbH, incorporated by reference to Exhibit 10.08 to the Company's Registration Statement on Form F-1, Reg. No. 333-8200.
4.13
Amendment No. 1 to Shipbuilding Agreement dated September 22, 1997 between Olympic World Cruises Inc. and Blohm + Voss GmbH, incorporated by reference to Exhibit 10.09 to the Company's Registration Statement on Form F-1, Reg. No. 333-8200.
4.14
Shipbuilding Agreement dated August 28, 1997 between Royal World Cruises Inc. and Blohm + Voss GmbH, incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form F-1, Reg. No. 333-8200.
4.15
Amendment No. 1 to Shipbuilding Agreement dated September 22, 1997 between Royal World Cruises Inc. and Blohm + Voss GmbH, incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form F-1, Reg. No. 333-8200.
4.16
Agreement dated December 1, 1999 between Royal Olympic Cruise Lines Inc. and Barwell Worldwide S.A., for executive and administrative services to the Company of Andreas Potamianos, incorporated by reference to Exhibit 2.9 to the Company's report on Form 20-F for the fiscal year ending November 30, 1998.

4.17
Agreement dated June 19, 1993 between Royal Olympic Cruise Lines Inc. and Mrs. Daniela Cameli Keusseoglou in connection with the interior design and the hotel department of the new vessels, incorporated by reference to Exhibit 2.6 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1998.
4.18
Agreement dated October 1998 between Royal Olympic Cruise Lines Inc. and Gable International Inc., respecting George Stathopoulos' employment terms, incorporated by reference to Exhibit 2.07 to the Company's Report on a Form 20-F for the fiscal year ending November 30, 1999.
4.19	Loan Agreement dated April 24, 2002 between Blohm + Voss GmbH and Royal World Cruises Inc., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.20
Form of Loan Agreement dated April , 2002 between East Ocean Shipping Corp., Royal Olympic Cruise Lines Inc. and Fortis Bank (Nederland) N.V., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.21
Form of Supplemental Agreement dated May 22, 2002 to the Loan Facility dated April 24, 2002 between Royal Olympic Cruise Lines Inc. and Silk Navigation Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.22
Form of Supplemental Agreement dated May 22, 2002 to the Loan Facility dated April 24, 2002 between Royal Olympic Cruise Lines Inc. and Louis Tourist Agency Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.23
Loan Facility dated April 24, 2002 between Royal Olympic Cruise Lines Inc. and Silk Navigation Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.24
Loan Facility dated April 24, 2002 between Royal Olympic Cruise Lines Inc. and Louis Tourist Agency Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.25
Loan Agreement dated April 24, 2002 between Royal World Cruises Inc., Royal Olympic Cruise Lines Inc., Blohm + VossGmbH, Fortis Bank (Nederland) N.V. and KFW, incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.26
Shop Agreement dated June 26, 2000 between Olympic World Cruises, Royal Olympic Cruises Limited and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.27
Shop Agreement dated June 15, 2001 between Solar Navigation Corp., Royal Olympic Cruises Limited. and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.28
Shop Agreement dated June 15, 2001 between Caroline Shipping Inc., Royal Olympic Cruises Limited. and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.29
Shop Agreement dated June 15, 2001 between Ocean Quest Sea Carriers Limited, Royal Olympic Cruises Limited. and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.

4.30
Shop Agreement dated June 15, 2001 between Athena 2004, Royal Olympic Cruises Limited. and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.31
Shop Agreement dated June 15, 2001 between Royal World Cruises, Royal Olympic Cruises Limited. and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.32
Shop Agreement dated June 15, 2001 between Greek Company Diepirotikon Grammon S.A., Royal Olympic Cruises Limited. and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.33
Shop Agreement dated June 15, 2001 between Valentine Oceanis Trading Inc., Royal Olympic Cruises Limited. and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.34
Form of Shareholders Agreement dated April 24, 2002 between Louis Tourist Agency Ltd., Silk Navigation Ltd. and ROC Holdings Inc., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.35
Form of Transfer and Amendment of the Convertible Bond dated March 9, 2001 issued by Royal Olympic Cruise Lines Inc., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.36	Rescheduling of Principal Repayment Agreement between Olympic World Cruises Inc., Royal Olympic Cruise Lines Inc. and KFW, dated June 17, 2003.**
4.37	Rescheduling of Principal Repayment Agreement between Royal World Cruises Inc., Royal Olympic Cruise Lines Inc. and KFW, dated June 17, 2003.**
4.38	Rescheduling of Principal Repayment Agreement between Ocean Quest Seacarriers Limited, and Fortis Bank dated June 17, 2003.**
4.39
Rescheduling of Principal Repayment Agreement between Athena 2004 S.A., Caroline Shipping Inc., Elliniki Eteria Diepirotikon Grammon A.E., Royal Olympic Cruise Lines Inc., Solar Navigation Corp., Simpson Navigation Ltd., Valentine Oceanic Trading Inc., and Fortis Bank, dated June 17, 2003.**
4.40
Rescheduling of Principal Repayment Agreement between Athena 2004 S.A., Caroline Shipping Inc., Elliniki Eteria Diepirotikon Grammon A.E., Solar Navigation Corp., Simpson Navigation Ltd., Valentine Oceanic Trading Inc., and Fortis Bank, dated June 17, 2003.**
8.1	List of subsidiaries of Royal Olympic Cruise Lines Inc., incorporated by reference to Exhibit 8.1 to the Company's Report on Form 20-F for the fiscal year ending November 30, 2000.
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002.*
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002.*

*
Filed herewith

**
Incorporated by reference to the Company's Form 6-K of even date herewith

Royal Olympic Cruise Lines Inc. and Subsidiaries
Index to Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
Royal Olympic Cruise Lines Inc.

We have audited the accompanying consolidated balance sheets of Royal Olympic Cruise Lines Inc. and subsidiaries as of November 30, 2002 and 2001, and the related consolidated statements of operations, and cash flows for each of the three years in the period ended November 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Royal Olympic Cruise Lines Inc. and subsidiaries at November 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments.

/s/ Ernst & Young

Athens, Greece
April 30, 2003
except for note 15,
as to which the date is June 17, 2003

ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED NOVEMBER 30, 2002, 2001 AND 2000
(Expressed in thousands of US Dollars, except shares and per share amounts)

	2002	2001	2000
NET REVENUES	$127,686	$128,831	$128,159
EXPENSES
Operating	101,122	93,374	81,474
Impairment of assets (note 16)	984	—	—
Selling and administrative expenses	25,944	25,405	25,492
Depreciation	15,488	14,062	11,469

	143,538	132,841	118,435

(LOSS) / PROFIT FROM OPERATIONS	(15,852)	(4,010)	9,724
OTHER INCOME / (EXPENSES)
Other income	9,000	575	—
Interest expense net of income $63 in 2002, $343 in 2001, and $481 in 2000	(13,483)	(14,275)	(7,344)
Exchange (loss)/gain	(1,946)	389	801
Non operating loss	(4,475)	(7,057)	(1,612)

(LOSS) / PROFIT BEFORE CUMMULATIVE
EFFECT OF ACCOUNTING CHANGES	$(26,756)	$(24,378)	1,569
Cummulative effect of change in accounting policy	—	(1,098)	—

NET (LOSS) / PROFIT	$(26,756)	$(25,476)	$1,569
NET (LOSS) / PROFIT PER SHARE basic and diluted
Before cumulative effect of accounting changes	$(1.91)	$(1.74)	$0.11
After cumulative effect of accounting changes	$(1.91)	$(1.82)	$0.11
NUMBER OF SHARES OUTSTANDING	13,997,500	13,997,500	13,997,500

ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS AT NOVEMBER 30, 2002 AND 2001
(Expressed in thousands of US Dollars, except shares and per share amounts)

	2002	2001
ASSETS
CURRENT ASSETS
Cash	$3,356	$4,302
Restricted cash (Note 8)	8,064	5,037
Accounts receivable:
Trade, net of allowance for doubtful accounts of $635 in 2002 and $216 in 2001 (Note 4)	13,685	9,044
Other (Note 4)	3,978	3,357
Inventories, net of allowance of $2.6 million in 2002 and nil in 2001 (Note 17)	14,546	14,170
Prepaid expenses and other advances	3,162	3,626
Amounts due from related parties (Note 5)	157	238
Financial instruments receivable (Note 11)	—	111,320

Total current assets	46,948	151,094
PROPERTY AND EQUIPMENT, NET (Note 3)	458,041	333,286
OTHER ASSETS	3,446	24,325

	$508,435	$508,705

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings (Note 6)	$9,679	$6,732
Current portion of long-term debt (Note 7)	14,247	15,160
Trade accounts payable	27,152	16,007
Amounts due to related parties (Note 5)	1,210	1,596
Deferred income	19,227	10,952
Capital lease obligation (Note 13)	4,201	4,201
Accrued expenses and other liabilities (Note 9)	13,095	9,619
Financial instruments payable	—	137,959

Total current liabilities	88,812	202,226
LONG TERM DEBT (Note 7)	339,055	197,462
Capital lease obligation (Note 13)	9,491	13,692
Financial instruments payable	7,343	5,800
OTHER LONG TERM LIABILITIES (Note 10)	924	749
COMMITMENTS AND CONTINGENCIES (Note 15)	789	—
SHAREHOLDERS' EQUITY (Note 14)
Preferred Stock ($.01 par value; 5 million shares authorised)	—	—
Common Stock ($.01 par value; 50 million shares authorised; 13,997,500 shares issued)	140	140
Additional paid-in capital	111,864	111,864
Retained earnings	(49,984)	(23,228)

Total shareholders' equity	62,020	88,776

	$508,435	$508,705

ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED NOVEMBER 30,2002
(Expressed in thousands of US Dollars)

	2002	2001	2000
Cash flows from operating activities
Net (loss)/income	$(26,756)	$(25,476)	$1,569
Adjustments to reconcile net (loss)/income to net cash provided by (used in) operating activities
Depreciation	15,488	14,062	11,469
Impairment of vessels	984	—	—
Amortization of dry-docking	4,601	2,327	2,773
Interest payable	858	953	—
Financial instruments receivable/ payable	(25,095)	7,909	—
Changes in operating assets and liabilities:
Accounts receivable	(5,262)	(2,131)	(3,243)
Inventories	(376)	(487)	(2,932)
Prepaid expenses	464	375	(1,474)
Restricted cash	—	—	204
Other assets	16,279	(2,406)	(2,036)
Trade accounts payable	11,145	3,951	2,305
Amounts due from/to related parties	(305)	(205)	1,058
Deferred income	8,273	(5,551)	3,033
Accrued expenses and other liabilities	3,476	(1,584)	4,825
Contingent Liabilities	789	—	—
Other long term liabilities	190	95	(710)

Net cash provided by/(used in) operating activities	4,753	(8,168)	16,841

Cash flows from investing activities
Purchases of property and equipment	(141,191)	(16,941)	(171,853)
Restricted cash	—	510	(1,785)

Net cash used in investing activities	(141,191)	(16,431)	(173,638)
Cash flows from financing activities
Proceeds from issues of new debt	164,905	7,811	190,115
Proceeds from issue of convertible bond	—	20,000	—
Restricted cash	(3,027)	5,505	904
Repayment of capital lease obligation	(4,201)	—	—
Repayment of debt	(22,185)	(13,818)	(30,093)

Net cash provided by financing activities	135,492	19,498	160,926

Net (Decrease)/increase in cash	(946)	(5,101)	4,129
Cash, beginning of the period	4,302	9,403	5,274

Cash, end of the period	$3,356	$4,302	$9,403

Supplemental disclosures of cash flows information:

        Interest paid amounted to $13,542, $16,435 and $3,087 for the years ended November 30, 2002, 2001 and 2000 respectively, including capitalized interest of $601, $2,353, and $2,588 for the years ended November 30, 2002, 2001 and 2000 respectively.

ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended November 30, 2002

1.    Organization and Operations

  Reorganization

        In 1995 Royal Olympic Cruises ("ROC") commenced operating pursuant to a joint venture agreement between the owners of two independent cruise lines. Each joint venture partner contributed certain assets, principally vessels, and liabilities to the joint venture in exchange for an equal interest in the joint venture. Accordingly, such assets and liabilities were accounted for by ROC using the historical carrying amounts of the predecessor companies.

        In September 1997 and October 1997, respectively, Royal Olympic Cruises Lines Inc., (the "Company"), a Liberian Corporation, and ROC Holdings, Inc. ("Holdings"), a Liberian Corporation, were formed. On January 29, 1998, in contemplation of initial public offerings (the "Offerings") by the Company and Holdings of shares of common stock of the Company, Holdings acquired from the joint venture partners all of the outstanding stock of each of the companies comprising ROC in exchange for all the then outstanding shares of Holdings. Immediately thereafter, the Company acquired all of the outstanding stock of each of the companies comprising ROC from Holdings, in exchange for 7,733,000 shares of the Company's common stock, representing 100 percent of its then outstanding shares, and a note in the amount of $4 million.

        The reorganization described above, constituting a reorganization of companies under common control, has been accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the Company for all periods subsequent to November 30,1995 have been prepared using the combined historical carrying costs of the assets and liabilities of the companies comprising the joint venture.

  Consolidated companies

        The following companies are included in these financial statements:

Company Name	Country of Incorporation	Registered office	Vessel
Ship-owning Companies
Gallery Navigation Ltd.	Liberia	80 Broad Street, Monrovia,Liberia	n/a
Greek Company Diepirotikon Grammon S.A.	Greece	87 Akti Miaouli Piraeus Greece	Odysseus
Valentine Oceanic Trading Inc.	Liberia	80 Broad Street, Monrovia,Liberia	Triton
Caroline Shipping Inc.	Liberia	80 Broad Street, Monrovia,Liberia	Stella Solaris
Simpson Navigation Ltd.	Liberia	80 Broad Street, Monrovia,Liberia	Stella Oceanis
Royal World Cruises Inc.	Liberia	80 Broad Street, Monrovia,Liberia	Olympia Explorer
Olympic World Cruises Inc.	Liberia	80 Broad Street, Monrovia,Liberia	Olympia Voyager
Solar Navigation Corporation	Liberia	80 Broad Street, Monrovia,Liberia	Olympia Countess
Ocean Quest Sea Carriers Limited	Liberia	80 Broad Street, Monrovia,Liberia	World Renaissance
Athena 2004 S.A	Liberia	80 Broad Street, Monrovia,Liberia	Apollon
Freewind Shipping Company	Liberia	80 Broad Street, Monrovia,Liberia	Olympia I
Sales Representative Companies
RO Cruises, Inc.	U.S.A.	805 Third Avenue New York, NY 10022-7513	n/a
ROC Lines Limited (formerly Epirotiki Cruise Line (London) Limited)	U.K.	1 Snow Hill, London, EC1A2EN	n/a
Eurocroisieres Sarl Paris	France	5, Boulevard des Capucines, 75002 Paris	n/a
Management Company
Royal Olympic Cruises Ltd.	Liberia	80 Broad Street , Monrovia, Liberia	n/a
Bare Boat Chartering Company
East Ocean Shipping Corp.	Liberia	80 Broad Street , Monrovia, Liberia	Seawing

2.    Summary of Significant Accounting Policies

  Description of the Business

        The Company owns, operates and manages a fleet of cruise ships, some of which are chartered from time to time from affiliated entities, serving the Eastern and Western Mediterranean, South and Central America, the Caribbean, South Africa, and the Far East. The Company also provides services under management agreements for other cruise vessels for which a management fee is charged.

  Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cruise Revenues

        Revenues from cruises are recognised on the completed voyage basis for cruises with duration of 10 days or less and on a pro-rata basis for cruises in excess of 10 days.

  Cash and Cash Equivalents

        All highly liquid investments with a maturity of three months or less as of the date of purchase are considered to be cash equivalents.

  Inventories

        Inventories, consisting of goods on board and in a warehouse, are stated at the lower of cost as determined using the average cost method or market value.

  Property and Equipment

        Property and equipment are stated at cost. Significant vessel refurbishing costs are capitalized as additions to the vessel, while repairs and maintenance are charged to expense as incurred. Vessels held for sale are not being depreciated. The cost of one of the vessels (Odysseus) is stated net of a government grant received towards the refurbishment of the vessel.

        Depreciation of property and equipment is computed using the straight-line method over useful lives to estimated residual values. Vessels are depreciated over their useful lives ranging from 10 to 30 years from their date of acquisition or rebuilding by the Company. For property and equipment, other than vessels, useful life is estimated at 4 to 7 years.

  Financial Instruments

        In June 1998, the Financial Accounting Standards Board issued Statements No.133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is required to be adopted in years beginning after June 15, 2000. The Company has adopted the new Statement effective December 1, 2000. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a fair value hedge, changes in the fair value of derivatives are offset against the change in fair value of the hedged firm commitment through earnings.

        Based on the Company's derivative positions at December 1, 2000, the Company has reported a loss from the cumulative effect of adoption of approximately $1 million, which has been disclosed as the cumulative effect of a change in accounting principle.

Allowance for Doubtful Accounts

        The allowance for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances.

Foreign Currency

        The functional currency of the Company and its subsidiaries is the U.S. dollar. The accounting records of certain subsidiaries are maintained in local currencies. Monetary assets and liabilities of these subsidiaries are remeasured into U.S. dollars at the rate of exchange ruling at the balance sheet date, whereas non monetary assets and liabilities are remeasured into U.S. dollars at historical rates. Foreign currency income and expense transactions are remeasured at average monthly rates. (Losses)/Gains on foreign currency transactions amounted to ($1.3 million), $0.6 million, and $0.4 million, for the years ended November 30, 2002, 2001, and 2000 respectively. The realized exchange gains/ (losses) amounted to ($0.7) million, ($0.2) million and $0.4 million for the years ended November 30, 2002, 2001, and 2000 respectively.

  Dry docking

        Expenses associated with dry-docking are deferred in the year they are incurred and are amortized on a straight line basis over the period to the next dry-docking. Amortization of dry-docking for the years ended November 30, 2002, 2001, and 2000 amounted to $4,601, $2,327, and $2,773 (in thousands of U.S. dollars) respectively.

  Advertising Costs

        Advertising costs are charged to expense the first time the advertising takes place except for activities that result in tangible assets, such as brochures, which are recorded as prepaid expenses and charged to operations when used. Advertising costs expensed during the years ended November 30, 2002, 2001, and 2000 were $9.2 million, $9.0 million, and $8.6 million and prepaid advertising amounted to $1.1 million and $1.3 million as of November 30, 2002 and 2001 respectively.

  Net Income (Loss) Per Share

        Net income (loss) per share for all years presented is calculated based on the number of shares outstanding during the period.

  Recent Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001. We will adopt SFAS 144 as of the first quarter of fiscal year 2003, and we have not determined the effect, if any, the adoption of SFAS 144 will have on the Company's financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 will be effective for exit or disposal activities initiated after December 31, 2002. The Company anticipates that this statement, upon adoption, will not have a significant impact on its financial position or results of operations.

        On April 30, 2003, the FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. The Company anticipates that this statement, upon adoption, will not have a significant impact on its financial position or results of operations.

  Segment Reporting

        The Company operates in a single operating segment based on the similarity of product and services provided. Information about geographic areas is shown in the table below. Revenues are attributed to geographic areas based on the source of the customer.

	2002	2001	2000
Revenues:
United States	27%	30%	36%
Greece	18%	23%	22%
France	12%	—	—
Other Countries	43%	47%	42%

3.    Property and Equipment

        Property and equipment consist of the following (in thousands):

	2002	2001
Vessels	$531,313	$360,182
Furniture and equipment	4,737	4,356

	536,050	364,538
Less: accumulated depreciation	(78,009)	(62.557)

	458,041	301.981
Advances for acquisition of vessels	—	31.305

	$458,041	$333.286

        The historical cost of Olympia I has been reduced by $984,052 as a result of performing an impairment test on the value of the vessel (see note 16). Furthermore, the vessels Olympia I, Stella Oceanis, and Apollon, having a Net Book value of approximately $18.9 million, have been held for sale during the whole year and in this respect no depreciation charge has been incurred.

4.    Accounts Receivable

        Trade accounts receivable include notes receivable from trade customers amounting to $1,069 and $1,329 (in thousands U.S.dollars) at November 30, 2002 and 2001 respectively.

        Other accounts receivable include (in thousands):

	2002	2001
V.A.T. recoverable	$265	$410
Insurance claims	3,493	1,991
Forward contracts rollover costs	—	726
Other amounts individually less than 5% of total	220	230

	$3,978	$3,357

        The following is the movement in the allowance for doubtful accounts:

Balance at November 30, 2000	186
Provision, 2001	30
Balance at November 30, 2001	216
Provision, 2002	419
Balance at November 30, 2002	635

5.    Related Parties Transactions

        In conducting cruises and vessel operations, the Company may make purchases of various goods and services from companies that are directly or indirectly owned by shareholders of the Company. Included in operating and selling and administrative expenses and cost of new buildings for the years ended November 30, 2002, 2001 and 2000, are the following amounts pertaining to such related parties (in thousands):

	2002	2001	2000
Royal Olympic Cruises Hellas SA (Customer) (Participation by major shareholder/director)	$—	$—	$3
Royal Olympic Cruises Hellas SA (Vendor) (Participation by major shareholder/director)	—	—	121
S.A Des Enterprises Tourstiques,Maritimes et Terrestres (Building owner) (Controlled by major shareholder/director)	248	229	197
Piraeus Warehouses Commercial and Hotel Company S.A (Warehouse owner) (Controlled by major shareholder/director)	90	90	87
Sylla Sebaste (Wine producer) (Controlled by former major shareholder)	—	—	44
Colle Manora (Wine producer) (Controlled by former major shareholder)	—	—	56
Daniela Cameli-Keusseoglou (Interior designer) (Former major shareholder)	—	50	150
Oassis Seacarriers S.A, Isabella Keusseoglou and International Analysts Ltd (Consulting) (Controlled by major shareholder/director)	—	100	100
Barwell Worldwide S.A and Blandford Assets S.A. (executive, administrative and managerial services) (Controlled by major shareholder/director)	250	250	250
Louis Duty Free (Customer) (Controlled by major shareholder/director)	—	652	145
Louis Duty Free (Vendor) (Controlled by major shareholder/director)	2612	1.485	117
Louis Cruise Lines (Consulting and managerial services) (Controlled by major shareholder/director)	205	590	822
Louis (Port Agency) (Controlled by major shareholder/director)	442	436	32

        Significant amounts receivable from/(payable to) related parties as of November 30, 2002 and 2001 were as follows (in thousands):

	2002	2001
Royal Olympic Cruises Hellas S.A (Participation by major shareholder/director)	$(10)	$(8)
Epirotiki Lines (Group of companies) (Controlled by major shareholder/director)	90	181
Sun Line (Group of companies) (Controlled by former major shareholder	(7)	5
Olympic Short Cruises (Hydraiki) (Participation by major shareholder/director)	26	26
Accrued consulting & executive fees to shareholders	(112)	(191)
Louis Group of Companies (Controlled by major shareholder/director)	(1,044)	(1,385)

6.    Short-term Borrowings

        As of November 30, 2002, the Company had two secured revolving credit facility agreements of $5 and $3 million each, bearing interest at LIBOR plus a margin of 3% per annum. At November 30, 2002 the outstanding borrowings of the Company under these facilities were $5 and $3 million. At November 30, 2001 the Company had one credit line of $6 million available. In addition, as of November 30, 2002 the Company had additional overdrafts amounting to $1.7 million.

        The revolving credit facility is secured by preferred mortgages on the vessels Odysseus, Stella Solaris, Triton, Stella Oceanis, Olympic Countess, World Renaissance and Apollon. The weighted average interest rate per annum on short term borrowings outstanding as at November 30, 2002 and 2001 was 4.9% and 6.9% respectively.

7.    Long-term Debt

        Long-term debt consists of the following (in thousands):

	2002	2001
Fortis Loan due 2007(A,i)	$42,842	$42,842
Fortis Loan due 2007(B)	5,658	5,658
Dynasty Navigation Corp. Seller's credit due 2003(C)	2,000	2,222
Commercial Bank of Greece Loan due 2007(D)	2,372	2,608
LCL Shareholder loans due 2004 (F—Ei and Eii)	6,041	6,041
Silk Navigation Shareholder loan(F—Eiii)	1,000	1,000
Silk Navigation and LTA Shareholder loans(G)	5,000	—
KFW Loan due 2012(H)	124,275	131,295
KFW Loan due 2014(I)	131,666	—
Blohm & Voss Loan due 2011(J)	6,000	—
Blohm & Voss Loan due 2004(K)	1,742	—
Blohm & Voss Loan due 2010(L)	2,895	—
LTA Convertible Bond(M)	21,811	20,956

	353,302	212,622
Less: current portion	14,247	15,160

Long-term portion	$339,055	$197,462

        On June 14, 2000 the Company restructured part of its existed loans by entering into two credit facility agreements described under "A" and "B" below.

        A.    Facility agreement dated June 14, 2000 providing for the following:

    i.    A loan facility of up to $47.7 million to refinance the existed indebtedness of the Company and also to finance the payment of four equal installments of DEM 15,250,000 (or USD 7,640,593 using exchange rate enforced at November 30, 2002) each (translated into U.S. Dollars under the existing hedging agreement) guaranteed by the lending bank, in respect of the construction of the two new vessels. The outstanding balance of the initial loan was scheduled to be repaid in quarterly installments as follows:

Number of installments	Amounts of installments
7	$1.3 million
4	$1.8 million
12	$2.2 million

    The first instalment was due and paid in September 2000. The loan bears interest at LIBOR plus 1.75% per annum. As of November 30, 2000 the Company has borrowed under this facility the amount of $38.9 million.

    As at November 30, 2002 and during fiscal 2003, the Company was in default on this loan for failure to make principal payments. Principal in arrears under this facility as at June 17, 2003 was USD 9.3 million (USD 5.3 million as at November 30, 2002) and a partial moratorium has been obtained from Fortis (see Note 15).

    ii.    Two revolving credit facility of up to $5 and $3 million for provision of working capital to the operations of the Company (see also note 6).

    iii. A guarantee facility of up to $13 million relating, either to the Company's obligations to the Federal Maritime Commission for purposes of carrying out cruises in the Americas, or any other short-term obligation of the Company that the lending bank will approve (see also Note 15).

        The above facilities are collateralized by a first preferred mortgage on the vessels Odysseus, Triton, Stella Solaris, Stella Oceanis, Apollon, and Olympic Countess.

        B.    The Company's subsidiary, "Ocean Quest Sea Carriers Limited" ("Ocean Quest") entered in a supplemental agreement on June 14, 2000, in order to reschedule the repayment of its outstanding loan of $6.3 million, in relation to a loan agreement dated April 28, 1998, for the amount of $9 million regarding the purchase of the vessel "World Renaissance'. As per this supplemental agreement the outstanding balance of the initial loan was scheduled to be repaid in quarterly instalments as follows:

Number of instalments	Amount of instalments
7	$0.2 million
4	$0.2 million
12	$0.3 million

    The first instalment was due and paid in September 2000. The loan bears interest at LIBOR plus 1.75% per annum. The above facility is collateralised by a first and third preferred mortgage on the vessel and second preferred mortgages on the vessels (as listed in 'A' above).

    As at November 30, 2002 and during fiscal 2003, the Company was in default on this loan for failure to make principal payments. Principal in arrears under this facility as at June 17, 2003 was USD 1.2 million (USD 0.7 million as at November 30, 2002) and a partial moratorium has been obtained from Fortis (see Note 15).

        C.    'Ocean Quest' has also issued various promissory notes with a final maturity of April 30, 2003 in a total amount of $4 million in order to finance partially the purchase of the vessel World Renaissance. These promissory notes bear interest at 9% per annum and are repayable in thirty six monthly installments of $0.1 million each. The first installment was due in May 2000. These promissory notes are collateralised by a second preferred mortgage on the vessel World Renaissance.

        D.    The Company's subsidiary, 'Freewind Shipping Company' entered into a facility agreement on January 29, 1998 providing for a loan of $4.5 million to be used for the purpose of financing the acquisition of the vessel Olympia I from a related party. The loan is repayable in nineteen consecutive semi-annual instalments of $0.2 million each and bears interest at LIBOR plus 0.75% per annum. The first instalment was due in May 1998. This facility is collateralized by a first preferred mortgage on the vessel Olympia I. At November 30, 2002 and during fiscal 2003, the Company is in default and is currently negotiating new terms for the repayment of the loan. As negotiations have not yet been finalized, the full outstanding amount of $2,371,500 is callable at the discretion of the bank and consequently has been reclassified into the current portion of long-term debt.

        E.    Following the acquisition of 70% of ROC Holdings Inc. by Louis Cruise Lines (L.C.L.) on December 22, 1999, the Company entered into the following subordinated loan facilities:

          i.    A facility of $5.0 million, extended to the Company by L.C.L., for provision of working capital to the operations of the Company. The loan bears interest at LIBOR plus 1.75% per annum.

          ii.    A facility of $1.0 million, extended to the Company by L.C.L., to refinance a previously existed loan of $1.0 million, which was repaid to Darren Investments Ltd (which had an interest in the Company). The loan bears interest at LIBOR plus 1.75% per annum.

          iii.    A facility of $1.0 million to refinance a previously existed loan of $1.0 million, which was extended to the Company by Silk Navigation Ltd (having an interest in the Company). The loan bears interest at LIBOR plus 1.75% per annum.

        F.    As of November 30, 1999 the Company had these loans extended by Silk Navigation Ltd and Darren Investments Limited ($1 million each). The lenders earned interest equal to the interest earned by Company from a cash collateral of an equal amount. These loans were restructured as described under 'E.ii' and 'E.iii' above.

        G.    As of April 25, 2002, and following a change in shareholding interest between the two major shareholders whereby both LCL and Silk Navigation held equal shares in ROC Holdings Inc. (50% each), LCL transferred its shareholding interest in the Company to Louis Tourist Agency (a personally owned company). As a consequence of this agreement, and as a result of setting up a debt reserve account (see Note 8), the Company entered into the following subordinated loan facilities:

          i.    A facility of $2.5 million, extended to the Company by LTA, for provision of working capital to the operations of the Company. The loan bears interest at LIBOR plus 1.75% per annum.

          ii.    A facility of $2.5 million, extended to the Company by Silk Navigation, for provision of working capital to the operations of the Company. The loan bears interest at LIBOR plus 1.75% per annum.

        H.    On June 16, 2000, following the acquisition of its new vessel "Olympia Voyager" and for the purpose of financing the 80% of its value, the Company obtained a new loan according to a loan facility agreement dated June 4, 1998 and a supplemental agreement dated June 14, 2000. This loan was extended to the Company in two tranches of $103.2 million (tranch A) and $34.4 million (tranch B).

    The first instalment was due and paid on December 29, 2000. Tranch "A" bears interest at LIBOR plus 1.75% per annum and tranch "B" bears interest at LIBOR plus 1.375% per annum.

    The above loan is secured by a first preferred mortgage on the vessel Olympia Voyager.

    During fiscal 2003, the Company was in default on this loan for failure to make principal payments. Principal in arrears as of June 17, 2003 was of $2.4 million (nil as at November 30, 2002) and a partial principal moratorium was obtained for this facility (see Note 15).

        I.    On April 25, 2002, following the acquisition of its new vessel "Olympia Explorer" and for the purpose of financing the 80% of its value, the Company obtained a new loan according to a loan facility agreement dated April 24, 2002. This loan was extended to the Company in two tranches of $104.3 million (tranch A) and $34 million (tranch B).

    The first instalment and second instalments were due on 25 October 2002 and 25 April 2003 respectively and were paid on April 25, 2002 out of the KFW Debt service reserve account (see Note 8). Tranch "A" bears interest at LIBOR plus 1.75% per annum and tranch "B" bears interest at LIBOR plus 1.375% per annum.

    The above loan is secured by a first preferred mortgage on the vessel Olympia Explorer.

    A partial principal moratorium was obtained for this facility (see Note 15).

        J.    On April 25, 2002, following the acquisition of its new vessel "Olympia Explorer" a debt reserve account of $20 million has been established for the purpose of covering: a) the first two principal instalments of the Olympia Explorer, payable upon delivery of the vessel, b) the principal and interest instalment on the Olympia Voyager, payable on June 28, 2002, and c) the two interest instalments on the Olympia Explorer, payable on October 25, 2002, and April 25, 2003. Part of the funding of this account was generated by a subordinated loan from Blohm + Voss of $6 million bearing interest al LIBOR plus 1.75% per annum and payable in 9 equal semi annual instalments of $666,666 starting 15 April 2007.

        K.    On April 25, 2002, following the acquisition of its new vessel "Olympia Explorer", a deferred payment agreement between the Company and Blohm + Voss was signed for Euro 1,753,786, dated 23 April, 2002, bearing interest al LIBOR plus 1.375% per annum and payable in 4 equal semi annual instalments of Euro 438,447, starting 26 April 2003.

        L.    On April 25, 2002, following the acquisition of its new vessel "Olympia Explorer", a further deferred payment agreement between the Company and Blohm + Voss was signed for Euro 2,914,434, dated 23 April, 2002, bearing interest at LIBOR plus 1.375% per annum and payable in 8 equal annual instalments of Euro 364,304, starting 25 April 2003.

        M.    Pursuant to a resolution of its board of directors dated January 29, 2001, the Company has resolved to issue a convertible bond in the amount of $20 million. The convertible bond and any interest accruing thereon and the rights and interest of LTA (the bondholder) shall be subordinated to the banks' indebteness. On March 9, 2001 the Company received the amount of $20 million in respect of the above bond. This convertible bond mainly provides for the following:

          a.    The Company shall pay to the bondholder the principal amount and interest. Interest will be calculated at the rate of US LIBOR plus 2% per annum and will be added to the principal.

          b.    A rights issue has to be completed before March 31, 2007. The bondholder will have priority to receive any amount collected by the Company as a result of the rights issue and apply it towards the convertible bond. Any balance remaining unpaid under this convertible bond, will be converted into shares in the capital of the Company.

          c.    The number of shares to be offered to the offeree shareholders under the rights issue shall be such so as when multiplied by the rights issue price, it would, if all the shares comprising the rights issue were accepted by the offeree shareholders, produce the amount of $24 million.

        Aggregate annual maturities on all long-term debt are as follows (in thousands):

Year
2003	14,247
2004	46,365
2005	26,170
2006	27,074
2007	48,693
Thereafter	190,753

$353,302

        Under the loan facility agreement the Company is required to meet certain financial covenants related to the ratios of Current Assets to Current Liabilities, Total Liabilities to Shareholders Equity, and Shareholders Equity, at each measurement date, every year end. See also note 15, "Commitments and Contingencies".

        The Credit Agreements prohibit the Company from paying dividends in excess of 50% (and in certain circumstances (25%) of the Company's net income from the previously ended fiscal year.

8.    Restricted cash

        Restricted cash amounted to approximately $8 million, at November 30, 2002 and consisted of the following:

  a.
  A debt reserve account with a balance of $4.9 million.

    The debt reserve account of initially $20 million has been established for the purpose of covering: a) the first two principal instalments of the Olympia Explorer, payable upon delivery of the vessel, b) the principal and interest instalment on the Olympia Voyager, payable on June 28, 2002, and c) the two interest instalments on the Olympia Explorer, payable on October 25, 2002, and April 25, 2003. The source of the funds was as follows:

    (i)
    $15 million from Blohm+Voss consisting of a $9 million ex-gratia payment and a $6 million subordinated loan and

    (ii)
    $5 million from the shareholders of ROC Holdings, the controlling shareholder of the Company, consisting of a $2.5 million loan facility from each of Silk Navigation Limited and Louis Tourist Agency Ltd.

  b.
  A retention account with a balance of $2 million to cover part of the Voyager instalment due to KFW on December 30, 2002.

  c.
  $1.2 million certificates of deposit/escrow deposits.

9.    Accrued expenses and other liabilities

        Accrued expenses and other liabilities consist of the following (in thousands):

	2002	2001
Social security and tax withholdings	$1,351	$891
Accrued wages and salaries	1,689	629
Accrued insurance	703	1,117
Accrued interest and similar charges	4,077	4,902
General and administrative expenses	869	634
Lay—up costs	1,509	1
Accrual for port related costs	750	—
Other amounts individually less than 5% of total	2,147	1,352

	$13,095	$9,619

10.    Other long term liabilities

        Other long term liabilities consist of the following (in thousands):

	2002	2001
Staff retirement indemnity reserve	$924	$749
  a.
  Under Greek legislation, employees and lawyers on retainer are entitled to payments in the event of their involuntary termination or retirement from the company. The payments are determined pursuant to a formula based on the eligible individual's compensation at the date of termination or retirement and length of service upon termination or retirement, and are payable in full immediately upon separation. Individuals who voluntarily terminate their employment prior to their eligible retirement date are not entitled to receive any payments. Because the amounts to which eligible individuals are entitled are not contingent upon future service, and because there is no pre-funding of the estimated liability, the Company accrues each year the estimated amount eligible employees and lawyers on retainer are entitled to receive if they separated at the balance sheet date. The movement (in thousands) is as follows:

	2002	2001
Benefit obligation at beginning of the year	$749	$654
Service cost	317	108
Exchange rate changes	(111)	62
Benefits paid	(31)	(75)

Benefit obligation at end of the year	$924	$749

11.    Financial Instruments

Foreign Currency Options and Forward Contracts

Fair Value Hedging Strategy

        The Company entered into forward exchange contracts to hedge its firm commitment to pay for its new vessel Olympia Explorer in DeutchMarks. During the year ended November 30, 2002, these contracts expired upon delivery of the vessel. The Company recognized a loss of $0.1 million related to the ineffective portion of its hedging instruments. The loss has been included in Non-operating losses/gains in the Statement of Operations.

Derivative Instruments not Designed as Hedging Instruments

        On June 1st 2001, the Company sold a CAP on an already existing interest rate swaption agreement. The CAP is valued at $1.0 million at November 30, 2002 while the swap is valued at $6.4 million.

        These valuations represent amounts the Company would receive and pay if such contracts were closed at November 30, 2002, based on prices quoted by financial institutions.

        The Company is exposed to a credit loss in the event of non-performance by the other parties to the foreign currency forward exchange contracts. However, the Company does not anticipate non-performance by the counterparty, as it is a large, well-established financial institution.

        The mark to market valuation of the outstanding instruments as at November 30, 2002, resulted in a loss of $1.6 million. The loss has been included in Non-operating losses/gains in the Statement of Operations.

Concentration of Credit Risk

        Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's agent base and their dispersion across many geographic areas.

Fair Value of Financial Instruments

        The method and assumptions used to estimate the fair value of each class of financial instrument for which it was practicable to estimate a value are as follows:

Cash and cash equivalents, trade receivables, short term debt, and trade payables: The carrying amounts approximate the fair value because of the short maturity of these instruments.

        Long-term debt including current maturities:    The fair value is based on the current rates offered to the Company for similar debt of the same maturities. The majority of the interest rates are calculated at LIBOR plus a margin.

Financial Assets/ (Liabilities)-in thousands	Carrying Amount 2002	Fair Value 2002	Carrying Amount 2001	Fair Value 2001
Cash and interest bearing deposits	$3,356	$3,356	$4,302	$4,302
Trade receivables	13,685	13,685	9,074	9,074
Restricted cash	8,064	8,064	5,037	5,037
Short term debt	(9,679)	(9,679)	(6,732)	(6,732)
Trade payables	(27,152)	(27,152)	(16,008)	(16,008)
Long term debt including current maturities	(353,302)	(353,302)	(212,622)	(212,622)
Foreign currency forward contracts	—	—	(26,639)	(26,639)
CAP on interest rate swap	(945)	(945)	(2,280)	(2,280)
Interest rate swap	(6,398)	(6,398)	(3,520)	(3,520)

12.    Income Taxes

        As a Liberian corporation engaged in the international operation of ships, the Company is not subject to income taxes, including U.S. corporate income taxes, on its shipping income. Certain of the Company's marketing offices may be subject to income taxation in their respective jurisdictions. Such amounts were not material.

13.    Operating and Capital Leases

        The company leases the vessel "Seawing" under a Capital lease agreement.

Property, Plant & Equipment includes the following amounts for this lease that have been capitalized at November 30, 2002 (in thousand USD)

Vessel	$18,490
Less Accumulated Depreciation	($2,949)

$15,541

        This agreement was entered into during 2001.

        The company recorded amortization expense of $1,586 and $1,363 on the lease vessel for the years ended November 30, 2002 and 2001. The current portion of the capital lease obligation is USD4,201 and the long term portion is USD9,491.

        The Company leases various facilities from related parties under non-cancellable operating lease agreements with terms ranging from 2 to 7 years. Rent expense under all operating leases was approximately $890, $873 and $908 for the years ended November 30, 2002, 2001 and 2000 respectively.

        Future minimum lease payments under these non-cancellable operating and capital leases as of November 30, 2002 were as follows (in thousands):

Year	Operating Leases	Capital Leases
2003	$662	$5,382
2004	660	5,382
2005	670	5,382
2006	425	—
2007	248	—
Thereafter	10	—

Total Minimum Lease Payments	$2,675	$16,146

Amounts representing interest (with imputed Interest of 8,6%)		($2,454)

Present Value of Minimum Lease Payments (including current portion of $4,201)		$13,692

14.   Shareholders' Equity

        The following represents an analysis of the changes in shareholders' equity for the years ended November 30, 2002, 2001 and 2000 (in thousands):

	Common Stock	Additional Paid in Capital	Retained Earnings	Shareholders' Net Investment	Total
Balance at November 30, 1999	140	111,864	679	—	112,683
Net income for 2000	—	—	1,569	—	1,569

Balance at November 30, 2000	140	111,864	2,248	—	114,252
Net loss for 2001	—	—	(25,476)	—	(25,476)

Balance at November 30, 2001	$140	$111,864	$(23,228)	—	88,776
Net loss for 2002	—	—	(26,756)	—	(26,756)

Balance at November 30,2002	$140	$111,864	(49,984)	—	62,020

15.   Commitments and Contingencies

Commitments

        Certain financial covenants in the K.F.W. loan agreements were not met at November 30, 2002.

        These were as follows:

Ratio of Total Liabilities to Shareholders Equity	2.0:1
Ratio of Total Current Assets to Total Current Liabilities	0.6:1
Total Shareholders Equity not below	$140 million

        The measurement date for these covenants is November 30 of each financial year. Subsequent to year end K.F.W. waived unconditionally any breaches of covenants in respect of the year ended November 30, 2002.

        Certain financial covenants in the Fortis bank loan agreement were also not met at November 30, 2002. These were as follows:

	2002	2003
Minimum EBIDTA	$12 million	$15 million
Ratio of EBIDTA to Net Interest Expense	2.0:1	2.0:1

        The measurement date for these covenants is June 15 of each financial year. Subsequent to the year end, the bank agreed to waive unconditionally any breaches of covenants as at June 15, 2003.

Principal in Arrears

        As at June 17, 2003, the Company was in default of principal payments amounting to approximately USD 18.8 million (USD 7.7 million as at November 30, 2002). The Company has obtained a moratorium from KFW and Fortis that will postpone part of the repayment of the principal in arrears and of certain future principal installments that will become due after December 1, 2003. As already mentioned in Note 7, part (D), the Commercial Bank loan has been reclassified to the current portion of the long term debt as the Company has defaulted on certain principal installments. Had the Company not obtained a moratorium on these loans, the current portion of the long term debt would have amounted to $28.9 million. The following schedule provides a reconciliation of the amounts before and after the moratorium:

Balances November 30, 2002 (Before moratorium):

Commercial Bank of Greece loan (See Note 7(D))	$2,371,500
Dynasty Navigation Corp (See Note 7(C))	2,000,000
Fortis (See Note 7(A))	11,041,666
Fortis (See Note 7(B))	1,458,333
KFW (See Note 7(H))	7,334,619
KFW (See Note 7(I))	3,447,081
Blohm+Voss (See Note 7(K and L))	1,233,005

Total current portion of long-term debt November 30, 2002 (Before moratorium)	$28,886,204	(A)

Adjusted for:

Fortis Moratorium (See Note 7(A))	9,100,000
Fortis Moratorium (See Note 7(B))	700,000
KFW (See Note 7(H))	2,392,007
KFW (See Note 7(I))	2,447,081

Total moratorium to November 30, 2002	$14,639,088	(B)
Revised current portion of long-term debt (A minus B)	$14,247,116

The current portion of long term debt consists of the following amounts:

Commercial Bank of Greece loan (See Note 7(D))	2,371,500
Dynasty Navigation Corp (See Note 7(C))	2,000,000
Fortis (See Note 7(A))	1,941,666
Fortis (See Note (B))	758,333
KFW (See Note 7(H))	4,942,612
KFW (See Note 7(I))	1,000,000
Blohm+Voss (See Note 7(K and L))	1,233,005

Total current portion of long-term debt November 30, 2002 (after moratorium)	$14,247,116

The amount of $14,639,088 for which a moratorium was obtained, will be paid as follows:

December 2, 2003—KFW payment (See Note 7(H))	$2,392,007
December 2, 2003—KFW payment (See Note 7(I))	2,447,081
December 16, 2003—Fortis payment (See Note 7(B))	700,000
December 16, 2003—Fortis payment (See Note 7(A))	9,100,000

Total payments	$14,639,088

The moratorium agreements include the pledging of certain charter payments signed after June 17, 2003, in favour of the banks that granted the moratorium.

FMC Bond

        Companies cruising out of US ports are required to have a Federal Maritime Commission (FMC) bond, which guarantees passengers a refund in case the cruise is cancelled and the Company is unable to refund any deposits. The bond must cover up to USD 15 million. In winter 2002/2003, the FMC bond was facilitated by a guarantee facility obtained from Fortis.

        Fortis agreed to contribute up to $9 million to facilitate the FMC bond for the winter of 2003/2004, conditional upon a number of payments of interest and principal (as per the moratorium agreement referenced above), a first mortgage on the Seawing being provided to Fortis (should the Company purchase the Seawing which is currently under a capital lease agreement), the pledging of all net proceeds from the Seawing to Fortis (should the Company sell the vessel to a third party), no other events of default occurring, and the scrapping of certain vessels expected to generate $6.5 million for the Company. Silk Navigation has agreed to provide a further $2 million guarantee towards this facility.

Contingencies

        Various claims, suits and complaints, such as those involving government regulations, arise in the ordinary course of business. Such items, amounting to approximately $789,000 as at November 30, 2002, consisted of legal fees in connection with various claims, and are recoverable through P&I insurance. An equivalent amount is included in other receivables. In the opinion of management, all such pending matters are of such kind, or involve such amounts, as would not have a material adverse effect on the Company's combined financial position, liquidity, cash flows or results of operations for any year.

16.   Impairment of Assets

        During 2002, Royal Olympic Cruises evaluated the ongoing values of the current fleet, in relation to FAS 121, whereby vessels book values required to be justified in terms of their future cash flows. As a result of such evaluation, one vessel previously held for sale, namely the Olympia I, carrying a net Book Value of $4,184,052 was reduced to $3,200,000. The reduction of $984,052 was based on an independent valuation from Masters' Cruise and Ferry Shipbroking.

17.   Inventories

        During 2002, the Company initiated a process to identify excess and obsolete spare parts due to physical deterioration. As a result of this process, the Company raised an allowance of $2.6 million, which has been included in the operating expenses of the Company as at November 30, 2002.

        The following is the movement in the Allowance for inventories account:

Balance at November 30, 2001	—
Provision, 2002	2,604
Balance at November 30, 2002	2,604

18.   Subsequent events

        Pursuant to a Board of Directors extraordinary meeting of April 11, 2003, Silk Navigation Ltd agreed to extend a $4 million loan to the company. The funds have already been made available to the company.

        In the months following November 30, 2002, the Euro has strengthened in relation to the US dollar. With revenues decreasing in US dollars, and the majority of our creditors and accruals being in Euro, the financial position of the company may be adversely affected.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL OLYMPIC CRUISE LINES INC.
By:	/s/ YIANNOS PANTAZIS Yiannos Pantazis Chief Executive Officer

Dated: June 17, 2003

CERTIFICATION

I, Yiannos Pantazis, certify that:

1.
I have reviewed this annual report on Form 20-F of Royal Olympic Cruise Lines Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function);

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 17, 2003

/s/ Yiannos Pantazis
Yiannos Pantazis
Chief Executive Officer

CERTIFICATION

I, George Kassapis, certify that:

1.
I have reviewed this annual report on Form 20-F of Royal Olympic Cruise Lines Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function);

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 17, 2003

/s/ George Kassapis
George Kassapis
Chief Executive Officer

EXHIBIT INDEX

Number	Description
1.1	Articles of Incorporation of Royal Olympic Cruise Lines Inc., incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1, Reg. No. 333-8200.
1.2	Amended By-laws of Royal Olympic Cruise Lines Inc., incorporated by reference to Exhibit 1.1 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1998.
2.1
Shareholder Rights Agreement dated January 31, 1998 between Royal Olympic Cruise Lines Inc. and Harris Trust Company of New York, incorporated by reference to Exhibit 1.02 to the Company's Registration Statement, Reg. No. 333-8200.
2.2
Amendment No. 1 to the Shareholder Rights Agreement dated January 31, 1998 between Royal Olympic Cruise Lines Inc. and Harris Trust Company of New York, incorporated by reference to the Company's Report on Form 6-K filed on March 3, 2000 with the Securities and Exchange Commission.
4.1
Lease dated April 3, 1996 between Royal Olympic Cruise Lines Inc. and S.A. Des Enterprises Touristiques, Maritimes Et Terrestres, affiliated with the Potamianos family, in respect of office space, located at 87 Akti Miaouli, Piraeus, Greece, incorporated by reference to Exhibit 10.20 the Company's Registration Statement on Form F-1, Reg. No. 333-8200.
4.2
$20,000,000 Convertible Bond dated February 28, 2001 issued by Royal Olympic Cruise Lines Inc. to Louis Cruise Lines Limited, incorporated by reference to Exhibit 4.2 to the Company's Report on Form 20-F for the fiscal year ending November 30, 2000.
4.3
Loan Facility Agreement between Royal Olympic Cruise Lines Inc. and Kreditanstaldt fur Wiederaufbaw ("KFW"), dated June 4, 1998, incorporated by reference to Exhibit 2.1 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1998.
4.4
Supplemental Agreement to Loan Facility Agreement, dated June 14, 2000, among Olympic World Cruises Inc. as Borrower, Royal Olympic Cruise Lines Inc., as Guarantor, Dresdner Bank AG in Hamburg, KFW and Norddeutsche Landesbank-Girozentrate, as Lenders, and Kfw as Agent and Security Trustee, incorporated by reference to Exhibit 4.4 to the Company's Report on Form 20-F for the fiscal year ending November 30, 2000.
4.5
Facility Agreement, dated June 14, 2000, between Athena 2004 S.A., Caroline Shipping Inc., Elliniki Eteria Diepirotikon Grammon A.E., Simpson Navigation Ltd., Royal Olympic Cruise Lines Inc., Solar Navigation Corp. and Valentine Oceanic Trading Inc., as joint and several borrowers, and Meespierson N.V., as Lender, incorporated by reference to Exhibit 4.5 to the Company's Report on Form 20-F for the fiscal year ending November 30, 2000.
4.6
Share Sale and Purchase Agreement dated October 27, 1999 between Darren Investments Limited, Louis Cruise Lines Limited and ROC Holdings Inc., incorporated by reference to Exhibit 2.01 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1999.
4.7
Share Sale and Purchase Agreement dated October 27, 1999 between Silk Navigation Limited, Louis Cruise Lines Limited and ROC Holdings Inc., incorporated by reference to Exhibit 2.02 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1999.
4.8
Shareholder's Agreement dated October 27, 1999 between Louis Cruise Lines Limited, Silk Navigation Limited and ROC Holdings Inc., incorporated by reference to Exhibit 2.03 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1999.

4.9
Agreement dated November 1, 1999 between Royal Olympic Cruise Lines Inc. and Louis Cruise Lines Limited, respecting a U.S.$5,000,000 loan facility provided to Royal Olympic Cruise Lines Inc. by Louis Cruise Lines Limited, incorporated by reference to Exhibit 2.04 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1999.
4.10
Agreement dated December 22, 1999 between Royal Olympic Cruise Lines Inc. and Louis Cruise Lines Limited respecting the U.S.$1,041,110.96 loan facility provided to Royal Olympic Cruise Lines Inc by Louis Cruise Lines Limited, incorporated by reference to Exhibit 2.05 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1999.
4.11
Loan Facility Agreement dated December 22, 1999 between Royal Olympic Cruise Lines Inc. and Silk Navigation Limited, incorporated by reference to Exhibit 2.06 to the Company's Report on Form 20-F for the fiscal year ending November 30, 2000.
4.12
Shipbuilding Agreement dated August 20, 1997 between Olympic World Cruises Inc. and Blohm + Voss GmbH, incorporated by reference to Exhibit 10.08 to the Company's Registration Statement on Form F-1, Reg. No. 333-8200.
4.13
Amendment No. 1 to Shipbuilding Agreement dated September 22, 1997 between Olympic World Cruises Inc. and Blohm + Voss GmbH, incorporated by reference to Exhibit 10.09 to the Company's Registration Statement on Form F-1, Reg. No. 333-8200.
4.14
Shipbuilding Agreement dated August 28, 1997 between Royal World Cruises Inc. and Blohm + Voss GmbH, incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form F-1, Reg. No. 333-8200.
4.15
Amendment No. 1 to Shipbuilding Agreement dated September 22, 1997 between Royal World Cruises Inc. and Blohm + Voss GmbH, incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form F-1, Reg. No. 333-8200.
4.16
Agreement dated December 1, 1999 between Royal Olympic Cruise Lines Inc. and Barwell Worldwide S.A., for executive and administrative services to the Company of Andreas Potamianos, incorporated by reference to Exhibit 2.9 to the Company's report on Form 20-F for the fiscal year ending November 30, 1998.
4.17
Agreement dated June 19, 1993 between Royal Olympic Cruise Lines Inc. and Mrs. Daniela Cameli Keusseoglou in connection with the interior design and the hotel department of the new vessels, incorporated by reference to Exhibit 2.6 to the Company's Report on Form 20-F for the fiscal year ending November 30, 1998.
4.18
Agreement dated October 1998 between Royal Olympic Cruise Lines Inc. and Gable International Inc., respecting George Stathopoulos' employment terms, incorporated by reference to Exhibit 2.07 to the Company's Report on a Form 20-F for the fiscal year ending November 30, 1999.
4.19	Loan Agreement dated April 24, 2002 between Blohm + Voss GmbH and Royal World Cruises Inc., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.20
Form of Loan Agreement dated April , 2002 between East Ocean Shipping Corp., Royal Olympic Cruise Lines Inc. and Fortis Bank (Nederland) N.V., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.21
Form of Supplemental Agreement dated May 22, 2002 to the Loan Facility dated April 24, 2002 between Royal Olympic Cruise Lines Inc. and Silk Navigation Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.

4.22
Form of Supplemental Agreement dated May 22, 2002 to the Loan Facility dated April 24, 2002 between Royal Olympic Cruise Lines Inc. and Louis Tourist Agency Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.23
Loan Facility dated April 24, 2002 between Royal Olympic Cruise Lines Inc. and Silk Navigation Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.24
Loan Facility dated April 24, 2002 between Royal Olympic Cruise Lines Inc. and Louis Tourist Agency Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.25
Loan Agreement dated April 24, 2002 between Royal World Cruises Inc., Royal Olympic Cruise Lines Inc., Blohm + VossGmbH, Fortis Bank (Nederland) N.V. and KFW, incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.26
Shop Agreement dated June 26, 2000 between Olympic World Cruises, Royal Olympic Cruises Limited and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.27
Shop Agreement dated June 15, 2001 between Solar Navigation Corp., Royal Olympic Cruises Limited. and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.28
Shop Agreement dated June 15, 2001 between Caroline Shipping Inc., Royal Olympic Cruises Limited. and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.29
Shop Agreement dated June 15, 2001 between Ocean Quest Sea Carriers Limited, Royal Olympic Cruises Limited. and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.30
Shop Agreement dated June 15, 2001 between Athena 2004, Royal Olympic Cruises Limited. and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.31
Shop Agreement dated June 15, 2001 between Royal World Cruises, Royal Olympic Cruises Limited. and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.32
Shop Agreement dated June 15, 2001 between Greek Company Diepirotikon Grammon S.A., Royal Olympic Cruises Limited. and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.33
Shop Agreement dated June 15, 2001 between Valentine Oceanis Trading Inc., Royal Olympic Cruises Limited. and Louis Duty Free Shops Ltd., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.34
Form of Shareholders Agreement dated April 24, 2002 between Louis Tourist Agency Ltd., Silk Navigation Ltd. and ROC Holdings Inc., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.
4.35
Form of Transfer and Amendment of the Convertible Bond dated March 9, 2001 issued by Royal Olympic Cruise Lines Inc., incorporated by reference to the Company's Report on Form 20-F for the fiscal year ending November 30, 2001.

4.36	Rescheduling of Principal Repayment Agreement between Olympic World Cruises Inc., Royal Olympic Cruise Lines Inc. and KFW, dated June 17, 2003.**
4.37	Rescheduling of Principal Repayment Agreement between Royal World Cruises Inc., Royal Olympic Cruise Lines Inc. and KFW, dated June 17, 2003.**
4.38	Rescheduling of Principal Repayment Agreement between Ocean Quest Seacarriers Limited, and Fortis Bank dated June 17, 2003.**
4.39
Rescheduling of Principal Repayment Agreement between Athena 2004 S.A., Caroline Shipping Inc., Elliniki Eteria Diepirotikon Grammon A.E., Royal Olympic Cruise Lines Inc., Solar Navigation Corp., Simpson Navigation Ltd., Valentine Oceanic Trading Inc., and Fortis Bank, dated June 17, 2003.**
4.40
Rescheduling of Principal Repayment Agreement between Athena 2004 S.A., Caroline Shipping Inc., Elliniki Eteria Diepirotikon Grammon A.E., Solar Navigation Corp., Simpson Navigation Ltd., Valentine Oceanic Trading Inc., and Fortis Bank, dated June 17, 2003.**
8.1	List of subsidiaries of Royal Olympic Cruise Lines Inc., incorporated by reference to Exhibit 8.1 to the Company's Report on Form 20-F for the fiscal year ending November 30, 2000.
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002.*
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002.*

*
Filed herewith

**
Incorporated by reference to the Company's Form 6-K of even date herewith

QuickLinks

TABLE OF CONTENTS
PART I
  ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
  ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3—KEY INFORMATION
  ITEM 4—INFORMATION ON THE COMPANY
  ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8—FINANCIAL INFORMATION
  ITEM 9—THE OFFER AND LISTING
  ITEM 10—ADDITIONAL INFORMATION
  ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14—MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15 —CONTROLS AND PROCEDURES
  ITEM 16A.—AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16 B.—CODE OF ETHICS
  ITEM 16C.—PRINCIPAL ACCOUNTANT FEES AND SERVICES
PART III
  ITEM 17—FINANCIAL STATEMENTS
  ITEM 18—FINANCIAL STATEMENTS
  ITEM 19—EXHIBITS
Royal Olympic Cruise Lines Inc. and Subsidiaries Index to Consolidated Financial Statements
REPORT OF INDEPENDENT AUDITORS
ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEARS ENDED NOVEMBER 30, 2002, 2001 AND 2000 (Expressed in thousands of US Dollars, except shares and per share amounts)
ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS AT NOVEMBER 30, 2002 AND 2001 (Expressed in thousands of US Dollars, except shares and per share amounts)
ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED NOVEMBER 30,2002 (Expressed in thousands of US Dollars)
ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Year ended November 30, 2002